UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 3, 2021 (File 333-258395).

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2020 Green Private Placement” refer to the €290 million ($284 million) senior secured notes maturing on June 20, 2026 which were issued under a senior secured note purchase agreement entered with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•	references to “Adjusted EBITDA” have the meaning set forth in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•	references to “Amherst Island Partnership” refer to the holding company of Windlectric Inc.;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

•
references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on February 28, 2022, as amended by Amendment No. 1 on Form 20-F/A, filed with the SEC on March 24, 2022;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly-owned subsidiary of Atlantica;

•	references to “ATN” refer to ATN S.A., the operational transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “AYES Canada” refer to Atlantica Sustainable Infrastructure Energy Solutions Canada Inc., a vehicle formed by Atlantica and Algonquin to channel co-investment opportunities;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U.;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third-party debt service and general and administrative expenses;

•	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

•	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

•	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

•	references to “Chile PV 3” refer to the solar PV plant of 73 MW located in Chile;

•	references to “Chile TL3” refer to the 50-mile transmission line located in Chile;

•	references to “Chile TL4” refer to the 63-mile transmission line located in Chile;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•	references to “Coso” refer to the 135 MW geothermal plant located in California;

•
references to the “Distribution Agreement” refer to the agreement entered into with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as sales agents, dated February 28, 2022 as amended on May 9, 2022, under which we may offer and sell from time to time up to $150 million of our ordinary shares and pursuant to which such sales agents may sell our ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “Eskom” refer to Eskom Holdings SOC Limited, together with its subsidiaries, unless the context otherwise requires;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “EU” refer to the European Union;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•	references to “Fitch” refer to Fitch Ratings Inc.;

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

•
references to “Green Senior Notes” refer to the $400 million green senior notes due in 2028, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—-Green Senior Notes”;

•
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GWh” refer to gigawatt hour;

•	references to “IAS” refer to International Accounting Standards issued by the IASB;

•	references to “IASB” refer to the International Accounting Standards Board;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the IASB;

•	references to “IRA” refer to the U.S. Inflation Reduction Act;

•	references to “Italy PV” refer to the solar PV plants with combined capacity of 9.8 MW located in Italy;

•	references to “ITC” refer to investment tax credits;

•	references to “Kaxu” refer to the 100 MW solar plant located in South Africa;

•	references to “La Sierpe” refer to the 20 MW solar PV plant located in Colombia;

•
references to “Liberty GES” refer to Liberty Global Energy Solutions B.V., a subsidiary of Algonquin (formerly known as Abengoa-Algonquin Global Energy Solutions B.V. (AAGES)) which invests in the development and construction of contracted clean energy and water infrastructure assets;

•
references to “Liberty GES ROFO Agreement” refer to the agreement we entered into with Liberty GES on March 5, 2018, that provides us a right of first offer to purchase any of the assets offered for sale thereunder, as amended and restated from time to time;

•	references to “LIBOR” refer to London Interbank Offered Rate;

•	references to “M ft3” refer to million standard cubic feet;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in Monterrey, Mexico;

•
references to “Multinational Investment Guarantee Agency” refer to the Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which provides political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “MWt” refer to thermal megawatts;

•	references to “Moody’s” refer to Moody’s Investor Service Inc.;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, as amended on March 30, 2021 of €140 million ($137 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital, as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

•	references to “O&M” refer to operation and maintenance services provided at our various facilities;

•	references to “operation” refer to the status of projects that have reached COD;

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PTC” refer to production tax credits;

•	references to “PV” refer to photovoltaic power;

•
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 as amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020, March 1, 2021 and May 5, 2022 providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

•	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

•	references to “ROFO” refer to a right of first offer;

•	references to “Skikda” refer to the seawater desalination plant in Algeria, which is 34% owned by Atlantica;

•	references to “Solaben Luxembourg” refer to Solaben Luxembourg S.A.;

•	references to “S&P” refer to S&P Global Rating;

•	references to “Tenes” refer to Ténès Lilmiyah SpA, a water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “U.K.” refer to the United Kingdom;

•	references to “U.S.” or “United States” refer to the United States of America;

•	references to “Vento II” refer to the wind portfolio in the U.S. in which we acquired a 49% interest in June 2021; and

•	references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I “Item 3.D.—Risk Factors” in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this report, in our Annual Report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of and changes in the debt and equity capital markets and other traditional liquidity sources and our ability to borrow additional funds, refinance existing debt and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•
government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws and policies affecting renewable energy, including the IRA and changes in regulation defining the remuneration of our solar assets in Spain;

•
potential changes in relation to the Royal Decree Law 6/2022 published in Spain on March 30, 2022, to the Royal Decree Law 10/2022 and to the proposed detailed components of electricity pricing which have been published in draft form and are subject to final publication;

•	changes in tax laws and regulations, including new taxes recently announced in Italy and Spain;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•
recession risks, a persistent inflationary environment and supply chain issues, and the related increases in prices of materials, labor, services and other costs and expenses required to operate our business;

•
our ability to finance and make new investments and acquisitions on favorable terms, our ability to complete the construction of assets in time and budget and our ability to identify and execute development opportunities;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	risks related to our reliance on third-party contractors or suppliers including issues arising with our O&M suppliers among others, resulting from disagreements with subcontractors;

•	risks related to our ability to maintain appropriate insurance over our assets;

•
risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures, including as a result of interruptions or disruptions caused by supply chain issues and trade restrictions;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us our subsidiaries, our assets and our employees;

•	price fluctuations, revocation and termination provisions in our off-take agreements and PPAs;

•	our electricity generation, our projections thereof and factors affecting production;

•	our ability to grow organically and investments in new assets;

•	risks related to our ability to develop renewable and transmission projects, including construction risks and risks associated with the arrangements with our joint venture partners;

•
risks related to our current or previous relationship with Abengoa, our former largest shareholder and currently one of our O&M suppliers, including bankruptcy, reputational risk and particularly the potential impact of Abengoa’s insolvency filing and liquidation process, including the insolvency filing of the subsidiary in Spain performing the O&M services at some of our plants in Spain, Abenewco1, S.A.’s and certain of its subsidiaries’ insolvency filings, as well as litigation risk;

•
the termination of certain O&M agreements with Abengoa and performing the O&M services directly and the successful integration of the O&M employees where the services thereunder have been recently replaced and internalized;

•	our plans relating to our financings, including refinancing plans;

•	our plans relating to our “at-the-market program” and the use of proceeds from the offering thereunder;

•	risks related to the Russian military actions across Ukraine; and

•	other factors discussed in “Part I, Item 3.D.—Risk Factors” in our Annual Report.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of September 30, 2022 and December 31, 2021

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2022	2021
Assets
Non-current assets
Contracted concessional assets	6	7,338,449	8,021,568
Investments carried under the equity method	7	268,151	294,581
Financial investments	8	186,875	96,608
Deferred tax assets		118,632	172,268

Total non-current assets		7,912,107	8,585,025

Current assets
Inventories		31,865	29,694
Trade and other receivables	12	230,716	307,143
Financial investments	8	190,069	207,379
Cash and cash equivalents		781,575	622,689

Total current assets		1,234,225	1,166,905

Total assets		9,146,332	9,751,930

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of September 30, 2022 and December 31, 2021

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2022	2021
Equity and liabilities
Equity attributable to the Company
Share capital	13	11,606	11,240
Share premium	13	986,594	872,011
Capital reserves	13	866,715	1,020,027
Other reserves	9	333,739	171,272
Accumulated currency translation differences	13	(197,026)	(133,450)
Accumulated deficit	13	(402,519)	(398,701)
Non-controlling interests	13	206,259	206,206

Total equity		1,805,368	1,748,605

Non-current liabilities
Long-term corporate debt	14	934,795	995,190
Long-term project debt	15	4,249,902	4,387,674
Grants and other liabilities	16	1,242,059	1,263,744
Derivative liabilities	9	50,536	223,453
Deferred tax liabilities		293,757	308,859

Total non-current liabilities		6,771,049	7,178,920

Current liabilities
Short-term corporate debt	14	20,745	27,881
Short-term project debt	15	372,038	648,519
Trade payables and other current liabilities	17	135,694	113,907
Income and other tax payables		41,438	34,098

Total current liabilities		569,915	824,405

Total equity and liabilities		9,146,332	9,751,930

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2022 and 2021

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2022	2021
Revenue	4	858,405	940,418
Other operating income	20	54,860	57,597
Employee benefit expenses		(58,766)	(59,105)
Depreciation, amortization, and impairment charges	4	(374,059)	(334,916)
Other operating expenses	20	(261,435)	(320,873)

Operating profit		219,005	283,121

Financial income	19	3,367	1,848
Financial expense	19	(244,305)	(277,000)
Net exchange differences	19	13,837	2,046
Other financial income, net	19	2,208	21,684

Financial expense, net		(224,893)	(251,422)

Share of profit of associates carried under the equity method		20,668	4,245

Profit before income tax		14,780	35,944

Income tax	18	(12,975)	(42,390)

Profit/(loss) for the period		1,805	(6,446)

Profit attributable to non-controlling interests		(11,278)	(11,720)

Loss for the period attributable to the Company		(9,473)	(18,166)

Weighted average number of ordinary shares outstanding (thousands) - basic	21	114,236	110,749
Weighted average number of ordinary shares outstanding (thousands) - diluted	21	118,197	114,156
Basic earnings per share (U.S. dollar per share)	21	(0.08)	(0.16)
Diluted earnings per share (U.S. dollar per share)	21	(0.08)	(0.16)

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2022 and 2021

Amounts in thousands of U.S. dollars

For the nine-month period ended September 30,
	Note (1)	2022	2021
Profit/(loss) for the period		1,805	(6,446)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges		209,108	15,262
Currency translation differences		(76,915)	(27,901)
Tax effect		(52,498)	(4,632)

Net income/(expense) recognized directly in equity		79,695	(17,271)

Cash flow hedges	9	31,473	44,643
Tax effect		(7,868)	(11,161)

Transfers to income statement		23,605	33,482

Other comprehensive income		103,300	16,211

Total comprehensive income for the period		105,105	9,765

Total comprehensive income attributable to non-controlling interests		(14,114)	(8,981)

Total comprehensive income attributable to the Company		90,991	784

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2022 and 2021

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated Deficit	Total equity attributable to the Company	Non- controlling interests	Total Equity
Balance as of January 1, 2021	10,667	1,011,743	881,745	96,641	(99,925)	(373,489)	1,527,382	213,499	1,740,881

Profit/(loss) for the nine -month period after taxes	-	-	-	-	-	(18,166)	(18,166)	11,720	(6,446)
Change in fair value of cash flow hedges	-	-	-	66,553	-	(10,060)	56,493	3,412	59,905
Currency translation differences	-	-	-	-	(22,264)	-	(22,264)	(5,637)	(27,901)
Tax effect	-	-	-	(15,279)	-	-	(15,279)	(514)	(15,793)
Other comprehensive income	-	-	-	51,274	(22,264)	(10,060)	18,950	(2,739)	16,211

Total comprehensive income	-	-	-	51,274	(22,264)	(28,226)	784	8,981	9,765

Capital increase (Note 13)	481	24,526	129,567	-	-	-	154,574	-	154,574

Reduction of Share Premium (Note 13)	-	(200,000)	200,000	-	-	-	-	-	-

Business combinations (Note 5)	-	-	-	-	-	-	-	8,287	8,287

Share-based compensation (Note 13)	-	-	-	-	-	12,895	12,895	-	12,895

Distributions (Note 13)	-	-	(141,968)	-	-	-	(141,968)	(22,845)	(164,813)

Balance as of September 30, 2021	11,148	836,269	1,069,344	147,915	(122,189)	(388,820)	1,553,667	207,922	1,761,589

Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated Deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2022	11,240	872,011	1,020,027	171,272	(133,450)	(398,701)	1,542,399	206,206	1,748,605

Profit for the nine -month period after taxes	-	-	-	-	-	(9,473)	(9,473)	11,278	1,805
Change in fair value of cash flow hedges	-	-	-	220,638	-	1,573	222,211	18,370	240,581
Currency translation differences	-	-	-	-	(63,576)	-	(63,576)	(13,339)	(76,915)
Tax effect	-	-	-	(58,171)	-	-	(58,171)	(2,195)	(60,366)
Other comprehensive income	-	-	-	162,467	(63,576)	1,573	100,464	2,836	103,300

Total comprehensive income	-	-	-	162,467	(63,576)	(7,900)	90,991	14,114	105,105

Capital increase (Note 13)	366	114,583	(1,850)	-	-	-	113,099	-	113,099

Business combinations (Note 5)	-	-	-	-	-	-	-	14,300	14,300

Share-based compensation (Note 13)	-	-	-	-	-	4,082	4,082	-	4,082

Distributions (Note 13)	-	-	(151,462)	-	-	-	(151,462)	(28,361)	(179,823)

Balance as of September 30, 2022	11,606	986,594	866,715	333,739	(197,026)	(402,519)	1,599,109	206,259	1,805,368

Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed cash flows statements for the nine-month periods ended September 30, 2022 and 2021

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month periods ended September 30,
		2022	2021
I. Profit/(loss) for the period		1,805	(6,446)
Financial expense and non-monetary adjustments		628,279	661,992

II. Profit/(loss) for the period adjusted by non-monetary items		630,084	655,546

III. Changes in working capital		47,778	(4,576)

Net interest and income tax paid		(162,136)	(209,030)

A. Net cash provided by operating activities		515,726	441,940

Acquisitions of subsidiaries and entities under the equity method	5&7	(45,553)	(337,539)
Investments in operating concessional assets	6	(27,890)	(9,156)
Investments in assets under development or construction	6	(30,406)	(2,754)
Distributions from entities under the equity method	7	56,202	24,615
Other non-current assets/liabilities		(419)	1,937

B. Net cash used in investing activities		(48,066)	(322,897)

Proceeds from Project debt	15	-	11,149
Proceeds from Corporate debt	14	57,503	409,023
Repayment of Project debt	15	(196,311)	(256,170)
Repayment of Corporate debt	14	(59,573)	(361,154)
Dividends paid to Company´s shareholders	13	(151,462)	(141,968)
Dividends paid to non-controlling interests	13	(26,442)	(23,327)
Capital increase	13	113,167	154,482

C. Net cash used in financing activities		(263,118)	(207,965)

Net increase/(decrease) in cash and cash equivalents		204,542	(88,922)

Cash and cash equivalents at beginning of the period		622,689	868,501

Translation differences in cash or cash equivalent		(45,656)	(16,034)

Cash and cash equivalents at end of the period		781,575	763,545

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company with a majority of its business in renewable energy assets. Atlantica currently owns, manages and invests in renewable energy, storage, efficient natural gas and heat, electric transmission lines and water assets focused on North America (the United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa).

Atlantica’s shares trade on the NASDAQ Global Select Market under the symbol “AY”.

On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $39 million (Note 5). The Company expects to make an expansion of the line in 2023-2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in US dollars, with inflation escalation and 50-year contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. The asset has regulated revenues under a feed in tariff until 2031.

On September 2, 2022, the Company completed its third investment through its Chilean renewable energy platform in a 73 MW solar PV plant, Chile PV 3, located in Chile, for $7.7 million corresponding to a 35% of equity interest (Note 5). The Company expects to install batteries of approximately 100MWh in 2023. The asset currently has part of its revenue based on capacity payments. Adding storage would increase the portion of capacity payments.

During the year 2021, the Company completed the following acquisitions:

-
In 2021, the Company closed the acquisition in two stages of the 85% equity interest in Rioglass Solar Holding S.A. (“Rioglass”) that it did not previously own for a total investment of $17.1 million, resulting in a 100% ownership (Note 5). Rioglass is a supplier of spare parts and services in the solar industry and the Company gained control over the asset in January 2021.

-
On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW geothermal plant in the United States with 18-year average contract life PPAs in place. The total equity investment was $130 million (Note 5). In addition, on July 15, 2021, the Company repaid $40 million to reduce project debt.

-
On May 14, 2021, the Company closed the acquisition of Calgary District Heating, a district heating asset in Canada for a total equity investment of $22.9 million (Note 5). The asset has availability-based revenue with inflation indexation and 20 years of weighted average contract life at the time of the acquisition.

-
On June 16, 2021, the Company acquired a 49% interest in Vento II, a 596 MW wind portfolio in the United States, for a total equity investment net of cash consolidated at the transaction date of approximately $180.7 million (Note 7). EDP Renewables owns the remaining 51%. The assets have PPAs with investment grade off-takers with a five-year average remaining contract life at the time of the investment.

-
On August 6, 2021, the Company closed the acquisition of Italy PV 1 and Italy PV 2, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million (Note 5). On December 14, 2021, the Company closed the acquisition of Italy PV 3, a 2.5 MW solar PV portfolio in Italy for a total equity investment of $4 million (Note 5). These assets have regulated revenues under a feed in tariff until 2030, 2031 and 2032, respectively.

-
On November 25, 2021, the Company closed the acquisition of La Sierpe, a 20 MW solar PV plant in Colombia for a total equity investment of $23.5 million (Note 5). The asset was acquired under a Right of First Offer (“ROFO”) agreement with Liberty GES.

In addition, the Company has currently three assets under construction:

-
Albisu, a 10 MW PV asset wholly owned by the Company, currently under construction near the city of Salto (Uruguay). The asset has a 15-year PPA with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola Femsa., S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

-
La Tolua and Tierra Linda, two solar PV assets in Colombia with a combined capacity of 30 MW. Each plant has a 15-year PPA in local currency indexed to local inflation with Synermin, the largest independent electricity wholesaler in Colombia. Additionally, the Company has recently started the construction of three additional PV plants with a total capacity of 30 MW.

The following table provides an overview of the main contracted concessional assets the Company owned or had an interest in as of September 30, 2022:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(16)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	BBB+/A3/BBB+	2013	21
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/ -- /BB	2014	17
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(11)	1987-1989	17
Elkhorn Valley	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/Baa1/--	2007	5
Prairie Star	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	5
Twin Groves II	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB/Baa2/--	2008	3
Lone Star II	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	Not rated	2008	-
Chile PV 1	Renewable (Solar)	35%(1)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(1)	Chile	USD	40 MW	Not rated	2017	8
Chile PV 3	Renewable (Solar)	35%(1)	Chile	USD	73 MW	Not rated	2014	N/A
La Sierpe	Renewable (Solar)	100%	Colombia	COP	20 MW	Not rated	2021	13
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	12
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	12
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-	2015	13
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB/Baa1/BBB	2012	10
Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	15/15
Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	14/14
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	10/12
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	14/14
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	15/15
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	13/13/13
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	16/16
Seville PV	Renewable (Solar)	80%(4)	Spain	Euro	1 MW	A/Baa1/A-	2006	13
Italy PV 1	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB	2010	8
Italy PV 2	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB	2011	9
Italy PV 3	Renewable (Solar)	100%	Italy	Euro	2.5 MW	BBB/Baa3/BBB	2012	10
Italy PV 4	Renewable (Solar)	100%	Italy	Euro	3.6 MW	BBB/Baa3/BBB	2011	9

Kaxu	Renewable (Solar)	51%(5)	South Africa	Rand	100 MW	BB-/Ba2/BB-(13)	2015	12
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~41% A+ or higher(14)	2010	18
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/B1/BB-	2013	11
Monterrey	Efficient natural gas &heat	30%	Mexico	USD	142 MW	Not rated	2018	24
ATN (15)	Transmission line	100%	Peru	USD	379 miles	BBB/Baa1/BBB	2011	18
ATS	Transmission line	100%	Peru	USD	569 miles	BBB/Baa1/BBB	2014	21
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	11
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	13/13
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB/ -- /A-	2007	15
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A2/A-	1993	N/A
Chile TL4	Transmission line	100%	Chile	USD	63 miles	Not rated	2016	49
Skikda	Water	34.20%(6)	Algeria	USD	3.5 M ft3/day	Not rated	2009	11
Honaine	Water	25.50%(7)	Algeria	USD	7 M ft3/day	Not rated	2012	15
Tenes	Water	51%(8)	Algeria	USD	7 M ft3/day	Not rated	2015	18

(1)	65% of the shares in Chile PV 1, Chile PV 2 and Chile PV 3 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(2)	Itochu Corporation holds 30% of the shares in each of Solaben 2 and Solaben 3.
(3)	JGC holds 13% of the shares in each of Solacor 1 and Solacor 2.
(4)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”) holds 20% of the shares in Seville PV.
(5)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).
(6)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.8%.
(7)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(8)	Algerian Energy Company, SPA owns 49% of Tenes.
(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(11)
Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(14)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest is unrated).
(15)	Including ATN Expansion 1 & 2.
(16)	As of September 30, 2022.
(*)	Commercial Operation Date.

The project financing arrangement for Kaxu contained a cross-default provision related to Abengoa S.A.’s insolvency filing. In September 2021, the Company obtained a waiver for such cross-default which became effective on March 31, 2022, following the transfer of the employees performing the O&M in Kaxu from an Abengoa subsidiary to an Atlantica subsidiary and other conditions. As a result, as of March 31, 2022, the Company had again an unconditional right to defer the settlement of the debt for at least twelve months, and therefore the debt previously presented as current (as of December 31, 2021) had been reclassified as non-current at that date in accordance with the financing agreements in these Consolidated Condensed Interim Financial Statements (Note 15).
As expected, the Administration in Spain has recently approved measures to adjust the regulated revenue component for renewable energy plants, following the increase since mid-2021 in the billings of these plants for the sale of electricity in the market. On March 30, 2022, the Royal Decree Law 6/2022 was published, adopting urgent measures in response to the economic and social consequences of the war in Ukraine. This Royal Decree Law contains a bundle of measures in diverse fields, including those targeted at containing the sharp rise in the prices of gas and electricity. It includes temporary changes to the detailed regulated components of revenue received by the solar assets of the Company in Spain, which are applicable from January 1, 2022.

The proposed parameters for the year 2022 were published on May 12, 2022, and, although they are still subject to comments, the Company does not expect any significant changes. As a result, the Company has recorded its revenue for the nine-month period up to September 30, 2022, following these new parameters. In addition, on May 14, 2022, the Royal Decree Law 10/2022 was published, including additional details on the changes to the regulated components of revenue.

The changes to the detailed regulated components of revenue received by the solar assets of the Company in Spain are as follows:

-
The statutory half-period of three years from 2020 to 2022 has been split into two statutory half-periods (1) from January 1, 2020 until December 31, 2021 and (2) calendar year 2022. As a result, the fixed monthly payment based on installed capacity (Remuneration on Investment or Rinv) for calendar year 2022 is being revised.

-
The market price assumed by the regulation for calendar year 2022 was changed from €48.82 per MWh to an expected price of €121.9 per MWh. As a result,  the variable payment based on net electricity produced (Remuneration on Operation or Ro) is also being adjusted. The proposed Ro for the year 2022 is zero €/MWh reflecting the fact that market prices for the power sold in the market are significantly higher.

-
For the three-year half period starting on January 1, 2023, and ending on December 31, 2025, the adjustment for electricity price deviations in the preceding statutory half period will be progressively modified to take into account a mix of actual market prices and future market prices.

Note 2. - Basis of preparation

The accompanying Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2021, were approved by the Board of Directors on February 25, 2022.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2022, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2021. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2021 included in the 2021 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the parent company’s functional and presentation currency. Amounts included in these Consolidated Condensed Interim Financial Statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on November 8, 2022.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2022 under IFRS-IASB, applied by the Company in the preparation of these Consolidated Condensed Interim Financial Statements:

The applications of these amendments have not had any impact on these Consolidated Condensed Interim Financial Statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2023:

The Company does not anticipate any significant impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2023, although it is currently still in the process of evaluating such application.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of its businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which require significant management estimates and judgment are as follows:

●	Assessment of contracted concessional agreements.

●	Impairment of contracted concessional assets.

●	Assessment of control.

●	Derivative financial instruments and fair value estimates.

●	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in estimates made are anticipated and, therefore, no significant changes in the value of assets and liabilities recognized at September 30, 2022, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk, Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2021 included in the 2021 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of September 30, 2022, the Company had the following business sectors: Renewable energy, Efficient natural gas and heat, Transmission lines and Water.

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the these Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership). Until September 30, 2021, adjusted EBITDA excluded share of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of Atlantica’s equity ownership). Prior periods have been presented accordingly.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month periods ended September 30, 2022 and 2021, Atlantica had two customers with revenues representing more than 10% of total revenue, both in the renewable energy business sector.

a)	The following tables show Revenue and Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2022 and 2021:

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2022	2021	2022	2021
North America	323,693	308,661	258,161	243,361
South America	122,549	117,129	95,080	90,626
EMEA	412,163	514,628	277,400	300,094
Total	858,405	940,418	630,641	634,081

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sector	2022	2021	2022	2021
Renewable energy	652,757	725,756	469,851	464,861
Efficient natural gas & heat	81,944	93,524	66,808	76,387
Transmission lines	83,278	80,428	66,226	64,243
Water	40,424	40,710	27,756	28,590
Total	858,405	940,418	630,641	634,081

The reconciliation of segment Adjusted EBITDA with the loss attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2022	2021
Loss attributable to the Company	(9,473)	(18,166)
Profit attributable to non-controlling interests	11,278	11,720
Income tax	12,975	42,390
Financial expense, net	224,893	251,422
Depreciation, amortization, and impairment charges	374,059	334,916
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of Atlantica’s equity ownership)	16,909	11,799
Total segment Adjusted EBITDA	630,641	634,081

b)	The assets and liabilities by operating segments (and business sector) as of September 30, 2022 and December 31, 2021 are as follows:

Assets and liabilities by geography as of September 30, 2022:

	North America	South America	EMEA	Balance as of September 30, 2022
	($ in thousands)
Assets allocated
Contracted concessional assets	3,191,373	1,274,981	2,872,095	7,338,449
Investments carried under the equity method	222,624	-	45,528	268,151
Current financial investments	117,327	29,244	43,498	190,069
Cash and cash equivalents (project companies)	211,483	99,880	364,179	675,542
Subtotal allocated	3,742,807	1,404,105	3,325,300	8,472,211
Unallocated assets
Other non-current assets				305,507
Other current assets (including cash and cash equivalents at holding company level)				368,614
Subtotal unallocated				674,121
Total assets				9,146,332

	North America	South America	EMEA	Balance as of September 30, 2022
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,771,257	857,401	1,993,282	4,621,940
Grants and other liabilities	1,019,619	25,115	197,325	1,242,059
Subtotal allocated	2,790,876	882,516	2,190,607	5,863,999
Unallocated liabilities
Long-term and short-term corporate debt				955,540
Other non-current liabilities				344,293
Other current liabilities				177,132
Subtotal unallocated				1,476,965
Total liabilities				7,340,964
Equity unallocated				1,805,368
Total liabilities and equity unallocated				3,282,333
Total liabilities and equity				9,146,332

Assets and liabilities by geography as of December 31, 2021:

	North America	South America	EMEA	Balance as of December 31, 2021
	($ in thousands)
Assets allocated
Contracted concessional assets	3,355,669	1,231,276	3,434,623	8,021,568
Investments carried under the equity method	253,221	-	41,360	294,581
Current financial investments	135,224	28,155	44,000	207,379
Cash and cash equivalents (project companies)	171,744	74,149	287,655	533,548
Subtotal allocated	3,915,858	1,333,580	3,807,638	9,057,076
Unallocated assets
Other non-current assets				268,876
Other current assets (including cash and cash equivalents at holding company level)				425,978
Subtotal unallocated				694,854
Total assets				9,751,930

	North America	South America	EMEA	Balance as of December 31, 2021
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,792,739	887,497	2,355,957	5,036,193
Grants and other liabilities	1,051,679	14,445	197,620	1,263,744
Subtotal allocated	2,844,418	901,942	2,553,577	6,299,937
Unallocated liabilities
Long-term and short-term corporate debt				1,023,071
Other non-current liabilities				532,312
Other current liabilities				148,005
Subtotal unallocated				1,703,388
Total liabilities				8,003,325
Equity unallocated				1,748,605
Total liabilities and equity unallocated				3,451,993
Total liabilities and equity				9,751,930

Assets and liabilities by business sector as of September 30, 2022:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of September 30, 2022
	($ in thousands)
Assets allocated
Contracted concessional assets	5,893,598	476,590	806,781	161,480	7,338,449
Investments carried under the equity method	211,156	13,841	-	43,154	268,151
Current financial investments	4,091	115,893	28,999	41,086	190,069
Cash and cash equivalents (project companies)	514,378	67,744	66,008	27,412	675,542
Subtotal allocated	6,623,223	674,068	901,788	273,132	8,472,211
Unallocated assets
Other non-current assets					305,507
Other current assets (including cash and cash equivalents at holding company level)					368,614
Subtotal unallocated					674,121
Total assets					9,146,332

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of September 30, 2022
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,483,395	452,360	598,626	87,559	4,621,940
Grants and other liabilities	1,201,593	31,998	6,118	2,350	1,242,059
Subtotal allocated	4,684,988	484,358	604,744	89,909	5,863,999
Unallocated liabilities
Long-term and short-term corporate debt					955,540
Other non-current liabilities					344,293
Other current liabilities					177,132
Subtotal unallocated					1,476,965
Total liabilities					7,340,964
Equity unallocated					1,805,368
Total liabilities and equity unallocated					3,282,333
Total liabilities and equity					9,146,332

Assets and liabilities by business sector as of December 31, 2021:

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2021
	($ in thousands)
Assets allocated
Contracted concessional assets	6,533,408	517,247	805,987	164,926	8,021,568
Investments carried under the equity method	240,302	15,358	-	38,921	294,581
Current financial investments	10,761	128,461	27,813	40,344	207,379
Cash and cash equivalents (project companies)	442,213	25,392	44,574	21,369	533,548
Subtotal allocated	7,226,684	686,458	878,374	265,560	9,057,076
Unallocated assets
Other non-current assets					268,876
Other current assets (including cash and cash equivalents at holding company level)					425,978
Subtotal unallocated					694,854
Total assets					9,751,930

	Renewable energy	Efficient natural gas & heat	Transmission lines	Water	Balance as of December 31, 2021
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,857,313	478,724	602,278	97,878	5,036,193
Grants and other liabilities	1,244,346	11,212	5,795	2,391	1,263,744
Subtotal allocated	5,101,659	489,936	608,073	100,269	6,299,937
Unallocated liabilities
Long-term and short-term corporate debt					1,023,071
Other non-current liabilities					532,312
Other current liabilities					148,005
Subtotal unallocated					1,703,388
Total liabilities					8,003,325
Equity unallocated					1,748,605
Total liabilities and equity unallocated					3,451,993
Total liabilities and equity					9,751,930

c)	The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2022	2021
	($ in thousands)
North America	(167,497)	(119,196)
South America	(46,467)	(43,388)
EMEA	(160,095)	(172,332)
Total	(374,059)	(334,916)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sectors	2022	2021
	($ in thousands)
Renewable energy	(322,183)	(334,513)
Efficient natural gas & heat	(23,884)	22,956
Transmission lines	(26,321)	(24,194)
Water	(1,671)	836
Total	(374,059)	(334,916)

Note 5. – Business combinations

For the nine-month period ended September 30, 2022

On January 17, 2022, the Company closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $39 million. Atlantica has control over Chile TL4 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile TL4 has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Chile TL4 is included within the Transmission Lines sector and the South America geography.

On April 4, 2022, the Company closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. Atlantica has control over Italy PV 4 under IFRS 10, Consolidated Financial Statements. The acquisition of Italy PV 4 has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Italy PV4 is included within the Renewable energy sector and the EMEA geography.

On September 2, 2022 the Company closed the acquisition of Chile PV 3, a 73 MW solar PV plant through its renewable energy platform in Chile for a total equity investment of $7.7 million. Atlantica has control over Chile PV 3 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 3 has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests. Chile PV 3 is included within the Renewable energy sector and the South America geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the nine-month period ended September 30, 2022
Contracted concessional assets	74,969
Cash & cash equivalents	1,057
Other current assets	8,282
Non-current Project debt	(1,422)
Other current and non-current liabilities	(18,919)
Non-controlling interests	(14,300)
Total net assets acquired at fair value	49,667
Asset acquisition – purchase price paid	(49,667)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of September 30, 2022 and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of September 30, 2022. The measurement period will not exceed one year from the acquisition date.

The amount of revenue contributed by the acquisitions performed during the nine-month period ended September 30, 2022 to the Consolidated Condensed Interim Financial Statements of the Company as of September 30, 2022 is $4.2 million, and the amount of loss after tax is $0.3 million. Had the acquisitions been consolidated from January 1, 2022, the consolidated statement of comprehensive income would have included additional revenue of $4.8 million and profit after tax of $2.1 million.

For the year ended December 31, 2021

On January 6, 2021, the Company completed its second investment through its Chilean renewable energy platform in a 40 MW solar PV plant, Chile PV 2, located in Chile, for approximately $5 million. Atlantica has control over Chile PV 2 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 2 had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests. Chile PV 2 is included within the Renewable energy sector and the South America geography.

On January 8, 2021, the Company completed the purchase of an additional 42.5% stake in Rioglass, a supplier of spare parts and services to the solar industry, increasing its stake from 15% to 57.5% and gaining control over the business under IFRS 10, Consolidated Financial Statements. The purchase price paid was $8.6 million, and the Company paid an additional $3.7 million (deductible from the final payment) for an option to acquire the remaining 42.5% under the same conditions until September 2021. On July 22, 2021, the Company exercised the option paying an additional $4.8 million, becoming the sole shareholder of the entity. Rioglass is included within the Renewable energy sector and the EMEA geography. The acquisition of Rioglass has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations.

On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW renewable asset in California. The purchase price paid was $130 million. Atlantica has control over Coso under IFRS 10, Consolidated Financial Statements and its acquisition had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Coso is included within the Renewable energy sector and the North America geography.

On May 14, 2021, the Company closed the acquisition of Calgary District Heating, a district heating asset of approximately 55 MWt in Canada. The purchase price paid was approximately $22.9 million. The acquisition had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Calgary District Heating is included within the Efficient natural gas and heat sector and the North America geography.

On August 6, 2021, the Company closed the acquisition of Italy PV 1 and Italy PV 2, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million. The acquisition had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. These assets are included within the Renewable energy sector and the EMEA geography.

On November 25, 2021, the Company closed the acquisition of La Sierpe, a 20 MW solar PV plant in Colombia for a total equity investment of approximately $23.5 million. The acquisition had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. La Sierpe is included within the Renewable energy sector and the South America geography.

On December 14, 2021, the Company closed the acquisition of Italy PV 3, a 2.5 MW solar asset in Italy for a total equity investment of approximately $4 million. The acquisition had been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Italy PV 3 is included within the Renewable Energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

	Business combinations for the year ended December 31, 2021
	Coso	Other	Total
Contracted concessional assets	383,153	159,575	542,728
Deferred tax asset	-	4,410	4,410
Other non-current assets	11,024	1,943	12,967
Cash & cash equivalents	6,363	14,649	21,012
Other current assets	14,378	46,632	61,010
Non-current Project debt	(248,544)	(39,808)	(288,352)
Current Project debt	(13,415)	(25,366)	(38,781)
Deferred tax liabilities	-	(4,910)	(4,910)
Other current and non-current liabilities	(22,959)	(64,922)	(87,881)
Non-controlling interests	-	(8,287)	(8,287)
Total net assets acquired at fair value	130,000	83,916	213,916
Asset acquisition – purchase price paid	(130,000)	(80,868)	(210,868)
Fair value of previously held 15% stake in Rioglass	-	(3,048)	(3,048)
Net result of business combinations	-	-	-

The purchase price equaled the fair value of the net assets acquired.

The amount of revenue contributed by the acquisitions performed during 2021 to the Consolidated Financial Statements of the Company for the year 2021 was $163.5 million, and the amount of profit after tax was $0.8 million. Had the acquisitions been consolidated from January 1, 2021, the consolidated statement of comprehensive income would have included additional revenue of $17.7 million and additional profit after tax of $3.3 million.

The provisional period for the purchase price allocation of Italy PV 1, Italy PV 2, Coso, Calgary, Chile PV 2 and Rioglass closed during the nine-month period ended September 30, 2022 and did not result in significant adjustments to the initial amounts recognized.

 Note 6. - Contracted concessional assets

Contracted concessional assets correspond to the assets of the Company recorded as intangible or financial assets in accordance with IFRIC 12, property plant and equipment in accordance with IAS 16, intangible assets in accordance with IAS 38 and financial asset in accordance with IFRS 16.

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of September 30, 2022 and December 31, 2021 is as follows:

	Financial assets under IFRIC 12	Financial assets under IFRS 16	Intangible assets under IFRIC 12	Intangible assets under IFRS 16 (Lessee)	Property, plant and equipment under IAS 16 and other intangible assets under IAS 38	Balance as of September 30, 2022
	($ in thousands)
Contracted concessional assets cost	829,083	2,808	8,622,516	85,932	952,393	10,492,732
Amortization and impairment	(89,999)	-	(2,883,265)	(16,061)	(164,958)	(3,154,283)
Total	739,084	2,808	5,739,251	69,871	787,435	7,338,449

	Financial assets under IFRIC 12	Financial assets under IFRS 16	Intangible assets under IFRIC 12	Intangible assets under IFRS 16 (Lessee)	Property, plant and equipment under IAS 16 and other intangible assets under IAS 38	Balance as of December 31, 2021
	($ in thousands)
Contracted concessional assets cost	874,525	2,843	9,202,539	82,818	856,410	11,019,135
Amortization and impairment	(62,889)	-	(2,769,345)	(14,105)	(151,228)	(2,997,567)
Total	811,636	2,843	6,433,194	68,713	705,182	8,021,568

The decrease in the contracted concessional assets cost is primarily due to the lower value of the Euro denominated assets since the exchange rate of the Euro decreased against the U.S. dollar since December 31, 2021.

Considering the continued delays in the works and replacements that the Company is carrying out in the storage system in Solana and their impact on production in 2022, as well as an increase in the discount rate, the Company identified an impairment triggering event, in accordance with IAS 36, Impairment of assets. As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $41 million as of September 30, 2022 ($43 million as of December 31, 2021).

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated condensed interim income statement, decreasing the amount of “Contracted concessional assets” pertaining to the Renewable energy sector and the North America geography. The recoverable amount considered is the value in use and amounts to $881 million for Solana, as of September 30, 2022 ($943 million as of December 31, 2021). A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.6% and 6.3%.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; specifically, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an additional impairment of approximately $59 million. An increase of 50 basis points in the discount rate would lead to an additional impairment of approximately $33 million.

In addition, changes in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the nine-month periods ended September 30, 2022 and 2021. The impairment provision based on the expected credit losses on contracted concessional financial assets increased by $27 million in the nine-month period ended September 30, 2022 (decrease of $24 million in the nine-month period ended September 30, 2021), primarily in ACT.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2022 and December 31, 2021:

	Balance as of September 30, 2022	Balance as of December 31, 2021
	($ in thousands)
2007 Vento II, LLC	185,418	195,952
Windlectric Inc	23,365	41,911
Myah Bahr Honaine, S.P.A.	43,154	38,922
Pemcorp SAPI de CV	13,841	15,358
Pectonex, R.F. Proprietary Limited	1,430	1,495
Evacuación Valdecaballeros, S.L.	918	923
Liberty Infraestructuras S.L.	25	20
Total	268,151	294,581

2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets (“Vento II”) in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements (Note 1).

Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership, itself 30% owned by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”) and therefore accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V., which is accounted for under the equity method in these Consolidated Condensed Interim Financial Statements. Arroyo Netherlands II B.V. is 30% owned by Atlantica.

The decrease in investments carried under the equity method as of September 30, 2022, is primarily due to the distributions received by AYES Canada from Amherst Island Partnership for $14.9 million. A significant portion of the distributions received from Amherst are distributed by the Company to its partner in this project (Note 13). The decrease in the investment in Vento II is primarily due to the distributions received from this asset by the Company for $26.0 million, partially offset by the share of profit in Vento II for the nine-month period ended September 30, 2022 for $17.2 million.

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of September 30, 2022 and December 31, 2021 is as follows:

	Balance as of September 30, 2022	Balance as of December 31, 2021
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	15,959	14,459
Derivative assets (Note 9)	99,044	10,807
Other receivable accounts at amortized cost	71,872	71,342
Total non-current financial investments	186,875	96,608
Contracted concessional financial assets	184,392	188,912
Derivative assets (Note 9)	5,046	2,153
Other receivable accounts at amortized cost	631	16,314
Total current financial investments	190,069	207,379

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the U.S., currently under development.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2022 and December 31, 2021 are as follows:

	Balance as of September 30, 2022		Balance as of December 31, 2021
	($ in thousands)
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	97,044	40,645	9,550	206,763
Foreign exchange derivatives instruments	7,046	-	3,410	-
Notes conversion option (Note 14)	-	9,891	-	16,690
Total	104,090	50,536	12,960	223,453

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $31.5 million for the nine-month period ended September 30, 2022 (loss of $44.7 million for the nine-month period ended September 30, 2021).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2022 and December 31, 2021 amount to a profit of $333,739 thousand and $171,272 thousand, respectively.

Additionally, the Company has currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the net distributions from its European assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the strategy of the Company is to hedge 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Change in fair value of these foreign exchange derivatives instruments are directly recorded in the consolidated income statement.

Finally, the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 14) is recorded as a derivative with a negative fair value (liability) of $9.9 million as of September 30, 2022 ($17 million as of December 31, 2021).

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are classified based on the nature of the inputs used for the calculation of fair value:

●	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

●
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2022, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link, which has been classified as Level 3.

Note 11. - Related parties

The related parties of the Company are primarily Algonquin Power & Utilities Corp. (“Algonquin”) and its subsidiaries, non-controlling interests (Note 13), entities accounted for under the equity method (Note 7), as well as the Directors and the Senior Management of the Company.

Details of balances with related parties as of September 30, 2022 and December 31, 2021 are as follows:

	Balance as of September 30,	Balance as of December 31,
	($ in thousands)
	2022	2021

Credit receivables (current)	3,695	19,387
Credit receivables (non-current)	17,006	15,768
Total receivables from related parties	20,701	35,155

Credit payables (current)	8,053	9,494
Credit payables (non-current)	-	5
Total payables to related parties	8,053	9,499

Current credit receivables as of December 31, 2021 included a dividend to be collected from Amherst Island Partnership for $6.3 million and the short-term portion of the loan to Arroyo Netherland II B.V., the holding company of Pemcorp SAPI de CV, Monterrey´s project entity (Note 7), of which $8.2 million was collected in the first quarter of 2022.

Non-current credit receivables as of September 30, 2022 and December 31, 2021 correspond to the long-term portion of the loan to Arroyo Netherland II B.V.

Current credit payables primarily include the dividend to be paid by AYES Canada to Algonquin for $2.3 million as of September 30, 2022 ($6.1 million as of December 31, 2021) and the dividend to be paid by Skikda and Tenes to Algerian Energy Company, SPA and Sacyr Agua S.L for $5.1 million as of September 30, 2022 (nil as of December 31,2021).

The transactions carried out by entities included in these Consolidated Condensed Interim Financial Statements with related parties, for the nine-month periods ended September 30, 2022 and 2021 have been as follows:

	For the nine-month period ended September 30,
	2022	2021
	($ in thousands)
Financial income	996	1,547
Financial expenses	(143)	(89)

Note 12. - Trade and other receivables

Trade and other receivables as of September 30, 2022 and December 31, 2021, consist of the following:

	Balance as of September 30,	Balance as of December 31,
	2022	2021
	($ in thousands)
Trade receivables	158,611	227,343
Tax receivables	39,700	59,350
Prepayments	24,054	9,342
Other accounts receivable	8,351	11,108
Total	230,716	307,143

The decrease in trade receivables is primarily due to payments received from CNMC in the solar assets of the Company in Spain and from Pemex in ACT.

The increase in prepayments is primarily due to the timing of insurance payments.

As of September 30, 2022, and December 31, 2021, the fair value of trade and other receivables accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of September 30, 2022, the share capital of the Company amounts to $11,605,512 represented by 116,055,126 ordinary shares fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 42.2% of the shares of the Company and is its largest shareholder as of September 30, 2022. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

On December 11, 2020, the Company closed an underwritten public offering of 5,069,200 ordinary shares, including 661,200 ordinary shares sold pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $33 per new share. Gross proceeds were approximately $167 million. Given that the offering was issued through a subsidiary in Jersey, which became wholly owned by the Company at closing, and subsequently liquidated, the premium on issuance was credited to a merger reserve account (Capital reserves), net of issuance costs, for $161 million. Additionally, Algonquin committed to purchase 4,020,860 ordinary shares in a private placement in order to maintain its previous equity ownership of 44.2% in the Company. The private placement closed on January 7, 2021. Gross proceeds were approximately $133 million  ($131 million net of issuance costs).

During the first quarter of 2021, the Company changed the accounting treatment applied to its existing long-term incentive plans granted to employees from cash-settled to equity-settled in accordance with IFRS 2, Share-based Payment, as a result of incentives being settled in shares. The liability recognized for the rights vested by the employees under such plans at the date of this change, was reclassified to equity within the line “Accumulated deficit” for approximately $9 million. The settlement in shares was approved by the Board of Directors on February 26, 2021, and the Company issued 141,482 new shares to its employees up to December 31, 2021, to settle a portion of these plans. In the nine-month period ended September 30, 2022, the Company issued 228,560 new shares under such incentive plans.

On August 3, 2021, the Company established an “at-the-market program” and entered into a distribution agreement with J.P. Morgan Securities LLC, as sales agent, under which the Company may offer and sell from time to time up to $150 million of its ordinary shares. The Company also entered into an agreement with Algonquin pursuant to which the Company has offered Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the distribution agreement in the previous quarter (the “ATM Plan Letter Agreement”). On February 28, 2022, the Company established a new “at-the-market program” and entered into a distribution agreement with BofA Securities, MUFG and RBC Capital Markets, as its sales agents, under which the Company may offer and sell from time to time up to $150 million of its ordinary shares. Upon entry into the distribution agreement, the Company terminated its prior “at-the-market program” established on August 3, 2021 and the related distribution agreement dated such date, entered into with J.P. Morgan Securities LLC. During the nine- month period ended September 30, 2022, the Company sold 3,423,593 shares (1,613,079 shares during the year 2021) at an average market price of $33.57 ($38.43 in 2021) pursuant to its distribution agreement, representing net proceeds of $114 million ($61 million in 2021). Pursuant to the ATM Plan Letter Agreement, the Company delivers a notice to Algonquin quarterly in order for them to exercise their rights thereunder.

Atlantica´s reserves as of September 30, 2022 are made up of share premium account and capital reserves. The share premium account reduction by $200,000 thousand during the nine-month period ended September 30, 2021, increasing capital reserves by the same amount, was made effective upon the confirmation received from the High Court in the UK, pursuant to the Companies Act 2006.

Other reserves primarily include the change in fair value of cash flow hedges and its tax effect.

Accumulated currency translation differences primarily include the result of translating the financial statements of subsidiaries prepared in a foreign currency into the presentation currency of the Company, the U.S. dollar.

Accumulated deficit primarily includes results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda, by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1, Chile PV 2 and Chile PV 3.

On February 25, 2022, the Board of Directors declared a dividend of $0.44 per share corresponding to the fourth quarter of 2021. The dividend was paid on March 25, 2022 for a total amount of $49.7 million.

On May 5, 2022, the Board of Directors declared a dividend of $0.44 per share corresponding to the first quarter of 2022. The dividend was paid on June 15, 2022 for a total amount of $50.3 million.

On August 2, 2022, the Board of Directors declared a dividend of $0.445 per share corresponding to the second quarter of 2022. The dividend was paid on September 15, 2022 for a total amount of $51.5 million.

In addition, the Company declared dividends to non-controlling interests, primarily to Algerian Energy Company, SPA and Algonquin (interests in Amherst through AYES Canada, see Note 7) for $5.3 million and $14.6 million, respectively, in the nine-month period ended September 30, 2022 ($6.7 million and $10.9 million in the nine-month period ended September 30, 2021, respectively).

As of September 30, 2022 and December 31, 2021, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14. - Corporate debt

The breakdown of corporate debt as of September 30, 2022 and December 31, 2021 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2022	2021
	($ in thousands)
Non-current	934,795	995,190
Current	20,745	27,881
Total Corporate Debt	955,540	1,023,071

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million ($9.8 million), which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency, with a floor of 0% on the LIBOR and EURIBOR. As of September 30, 2022, $8.8 million has been drawn down ($8.2 million as of December 31, 2021). As of December 31, 2021, the credit facility maturity was July 1, 2023. On July 1, 2022, the maturity has been extended to July 1, 2024.

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. During 2019, the amount of the Revolving Credit Facility increased from $215 million to $425 million. In the first quarter of 2021, the Company increased the amount of the Revolving Credit Facility from $425 million to $450 million. On May 5, 2022, the maturity was extended to December 31, 2024. On September 30, 2022, the Company issued letters of credit for $10 million ($10 million as of December 31, 2021). As of September 30, 2022, therefore, $440 million of the Revolving Credit Facility were available ($440 million as of December 31, 2021).

On April 30, 2019, the Company entered into the Note Issuance Facility 2019, a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million ($263 million), with maturity date on April 30, 2025. Interest accrued at a rate per annum equaled to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the Note Issuance Facility 2019 was fully hedged by an interest rate swap resulting in the Company paying a net fixed interest rate of 4.24%. The Note Issuance Facility 2019 was fully repaid on June 4, 2021, and subsequently delisted from the Official List of The International Stock Exchange.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and has been extended twice, for annual periods. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million ($49 million), with such notes having a tenor of up to two years. As of September 30, 2022, the Company had €13.4 million ($13.1 million) issued and outstanding under the program at an average cost of 0.71% (€21.5 million, or $22.4 million, as of December 31, 2021).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million ($284 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of $137 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, accrues annual interest of 5.25%, payable quarterly and has a maturity of seven years from the closing date.

On July 17, 2020, the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount of the Green Exchangeable Notes. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Condensed Interim Financial Statements (Note 9). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated Condensed Interim Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, Financial Instruments.

On December 4, 2020, the Company entered into a loan with a bank for €5 million ($4.9 million). This loan accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.
On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028 and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.

On January 31, 2022, the Company entered into a loan with a bank for €5 million ($4.9 million). This loan accrues interest at a rate per year equal to 1.90%. The maturity date is January 31, 2026.

The repayment schedule for the corporate debt as of September 30, 2022 is as follows:

	Remainder of 2022	Between January and September 2023	Between October and December 2023	2024	2025	2026	Subsequent years	Total
	($ in thousands)
2017 Credit Facility	6	-	-	8,822	-	-	-	8,828
Commercial Paper	10,967	2,145	-	-	-	-	-	13,112
2020 Green Private Placement	356	-	-	-	-	282,052	-	282,408
2020 Note Issuance Facility	-	-	-	-	-	-	134,778	134,778
Green Exchangeable Notes	957	-	-	-	106,330	-	-	107,287
Green Senior Notes	5,087	-	-	-	-	-	394,833	399,920
Other bank loans	25	1,202	1,634	2,859	2,859	628	-	9,207
Total	17,398	3,347	1,634	11,681	109,189	282,680	529,611	955,540

The repayment schedule for the corporate debt as of December 31, 2021 was as follows:

	2022	2023	2024	2025	2026	Subsequent years	Total
2017 Credit Facility	5	8,199	-	-	-	-	8,204
Commercial Paper	24,422	-	-	-	-	-	24,422
2020 Green Private Placement	359	-	-	-	327,081	-	327,440
2020 Note Issuance Facility	-	-	-	-	-	155,814	155,814
Green Exchangeable Notes	2,121	-	-	104,289	-	-	106,410
Green Senior Note	963	-	-	-	-	394,155	395,118
Other bank loans	11	1,895	1,895	1,862	-	-	5,663
Total	27,881	10,094	1,895	106,151	327,081	549,969	1,023,071

Note 15. - Project debt

This note shows the project debt linked to the contracted concessional assets included in Note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In addition, the cash of the Company´s projects include funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $231 million as of September 30, 2022 ($254 million as of December 31, 2021).

The breakdown of project debt for both non-current and current liabilities as of September 30, 2022 and December 31, 2021 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2022	2021
	($ in thousands)
Non-current	4,249,902	4,387,674
Current	372,038	648,519
Total Project debt	4,621,940	5,036,193

The decrease in total project debt is primarily due to:

-	the repayment of project debt for the period in accordance with the financing arrangements; and
-	the lower value of debt denominated in Euros given the depreciation of the Euro against the U.S. dollar since December 31, 2021.

As of December 31, 2021, Kaxu total debt was presented as current in the Consolidated Condensed Interim Financial Statements of the Company, for an amount of $314 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”, as a result of the existence of a theoretical event of default under the Kaxu project finance agreement. Since March 31, 2022, the Company has again an unconditional right to defer the settlement of the debt for at least twelve months, and therefore the debt previously presented as current in these Consolidated Condensed Interim Financial Statements has been reclassified as non-current in accordance with the financing agreements (Note 1).

The repayment schedule for project debt in accordance with the financing arrangements as of September 30, 2022, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2022
Interest payment	Nominal repayment	Between January and September 2023	Between October and December 2023	2024	2025	2026	Subsequent years	Total
($ in thousands)
52,074	170,195	149,769	174,980	341,020	453,890	381,112	2,898,900	4,621,940

The repayment schedule for project debt in accordance with the financing arrangements and assuming there would be no acceleration of the Kaxu debt repayment as of December 31, 2021, was as follows and was consistent with the projected cash flows of the related projects:

2022		2023	2024	2025	2026	Subsequent years	Total
Interest payment	Nominal repayment
18,017	317,388	355,956	369,528	498,712	411,514	3,065,078	5,036,193

Note 16. - Grants and other liabilities

	Balance as of September 30,	Balance as of December 31,
	2022	2021
	($ in thousands)
Grants	926,085	970,557
Other Liabilities	315,974	293,187
Grants and other non-current liabilities	1,242,059	1,263,744

As of September 30, 2022, the amount recorded in Grants primarily corresponds to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $618 million ($642 million as of December 31, 2021). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $306 million as of September 30, 2022 ($326 million as of December 31, 2021). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded progressively in “Other operating income”.

Total amount of income for these two types of grants for Solana and Mojave is $43.9 million and $44.0 million for the nine-month periods ended September 30, 2022 and 2021, respectively (Note 20).

Other liabilities mainly include:

-	$59 million of lease liabilities ($59 million as of December 31, 2021);
-	$129 million of dismantling provision ($125 million as of December 31, 2021); and
-
$86 million of provision related to the current high market prices in Spain at which the solar assets in Spain invoiced electricity up to September 30, 2022 ($75 million as of December 31, 2021), as a result of a negative adjustment to the regulated revenues expected to be recorded progressively over the remaining regulatory life of the solar assets of the Company, as a compensation.

Note 17. - Trade payables and other current liabilities

Trade payables and other current liabilities as of September 30, 2022 and December 31, 2021 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2022	2021
	($ in thousands)
Trade accounts payable	87,054	79,052
Down payments from clients	6,286	542
Other accounts payable	42,354	34,313
Total	135,694	113,907

Trade accounts payable mainly relate to the operation and maintenance of the plants.

Nominal values of trade payables and other current liabilities are considered to be approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the nine-month period ended September 30, 2022, income tax amounted to a $12,975 thousand expense with respect to a profit before income tax of $14,780 thousand. In the nine-month period ended September 30, 2021, income tax amounted to a $42,390 thousand expense with respect to a profit before income tax of $35,944 thousand. The effective tax rate differs from the nominal tax rate mainly due to unrecognized tax loss carryforwards and permanent tax differences in some jurisdictions.

Note 19. - Financial expense, net

Financial income and expense

The following table sets forth financial income and expenses for the nine-month periods ended September 30, 2022 and 2021:

	For the nine-month period ended September 30,
	2022	2021
Financial income	($ in thousands)
Interest income from loans and credits	1,143	1,549
Interest rate gains on derivatives: cash flow hedges	2,224	299
Total	3,367	1,848

	For the nine-month period ended September 30,
	2022	2021
Financial expense	($ in thousands)
Interest on loans and notes	(211,484)	(232,065)
Interest rates losses derivatives: cash flow hedges	(32,821)	(44,935)
Total	(244,305)	(277,000)

Interest on loans and notes primarily include interest on corporate and project debt.

Losses from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial expense when the hedged item impacts the consolidated income statement.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of business of the Company and to the increase in value of the currency options of the Company (Note 9).

Other financial income and expenses

The following table sets out Other financial income and expenses for the nine-month periods ended September 30, 2022, and 2021:

	For the nine-month period ended September 30,
Other financial income / (expenses)	2022	2021
	($ in thousands)
Other financial income	18,790	35,355
Other financial losses	(16,582)	(13,671)
Total	2,208	21,684

Other financial income in the nine-month period ended September 30, 2022, include $6.2 million of income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied ($5.6 million for the nine-month period ended September 30, 2021), and $6.8 million income ($13.9 million income for the nine-month period ended September 30, 2021) further to the change in the fair value of the conversion option of the Green Exchangeable Notes since December 2021 (Note 14). Residual items primarily relate to interest on deposits and loans, including non-monetary changes to the amortized cost of such loans.

Other financial losses primarily include guarantees and letters of credit, other bank fees and other minor financial expenses.

Note 20.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the nine-month periods ended September 30, 2022, and 2021:

Other operating income	For the nine-month period ended September 30,
	2022	2021
	($ in thousands)
Grants (Note 16)	44,364	44,449
Insurance proceeds and other	10,496	13,148
Total	54,860	57,597

Other operating expenses	For the nine-month period ended September 30,
	2022	2021
	($ in thousands)
Raw materials and consumables used	(13,710)	(64,756)
Leases and fees	(8,571)	(6,451)
Operation and maintenance	(106,118)	(117,750)
Independent professional services	(28,096)	(27,297)
Supplies	(45,678)	(25,270)
Insurance	(34,446)	(33,943)
Levies and duties	(13,596)	(25,948)
Other expenses	(11,220)	(19,458)
Total	(261,435)	(320,873)

The decrease in Other operating expenses in 2022 is primarily due to a specific non-recurrent solar project of Rioglass which ended in October 2021, which mainly explains the decrease in Raw materials and consumables used in 2022.

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the profit/(loss) attributable to equity holders of the Company by the average number of outstanding shares.

Diluted earnings per share for the nine-month period ended September 30, 2022 have been calculated considering the potential issuance of 3,347,305 shares (3,347,305 shares for the nine-month period ended September 30, 2021) on the settlement of the Green Exchangeable Notes (Note 14) and the potential issuance of 596,681 shares (510,169 shares for the nine-month period ended September 30, 2021) to Algonquin under the agreement signed on August 3, 2021, according to which Algonquin has the option, on a quarterly basis, to subscribe such number of shares to maintain its percentage in Atlantica in relation to the use of the ATM program (Note 13).

Item	For the nine-month period ended September 30,
	2022	2021
	($ in thousands)
Loss attributable to Atlantica	(9,473)	(18,166)
Average number of ordinary shares outstanding (thousands) - basic	114,236	110,749
Average number of ordinary shares outstanding (thousands) - diluted	118,197	114,156
Earnings per share for the period (U.S. dollar per share) - basic	(0.08)	(0.16)
Earnings per share for the period (U.S. dollar per share) - diluted	(0.08)	(0.16)

Note 22. - Subsequent events

On October 20, 2022, the Company refinanced the project debt of Solacor 1 & 2. The new financing is a green euro-denominated loan with a syndicate of banks for a total amount of €205 million. The maturity has been extended until 2037. Interest accrue at a rate per annum equal to the sum of 6-month EURIBOR plus a margin of 1.50% between 2022-2027, 1.60% between 2027-2032 and 1.70% between 2032-2037. The Company hedged its EURIBOR exposure, 71% through a swap set at 2.36% for the life of the financing and 19% by maintaining the existing caps with 1% strike and maturity in 2025.

On November 8, 2022, the Board of Directors of the Company approved a dividend of $0.445 per share, which is expected to be paid on December 15, 2022.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II, Item 1.A.—Risk Factors” of this quarterly report and “Part I, Item 3.D.—Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in such forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure, while creating long-term value for our investors and the rest of our stakeholders. In 2021, our renewable sector represented 77% of our revenue, with solar energy representing 69%. We complement our portfolio of renewable assets with storage, efficient natural gas and heat and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We also hold water assets, a relevant sector for sustainable development.

As of the date of this quarterly report, we own or have an interest in a portfolio of diversified assets, both in terms of business sector and geographic footprint. Our portfolio consists of 41 assets with 2,121 MW of aggregate renewable energy installed generation capacity (of which approximately 73% is solar), 343 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of transmission lines and 17.5 M ft3 per day of water desalination.

We currently own and manage operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, Algeria and South Africa). Our assets generally have contracted or regulated revenue. As of September 30, 2022, our assets had a weighted average remaining contract life of approximately 15 years.

Our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth, investments in new assets and acquisitions.

Recent Investments and Acquisitions

•
In November 2021, we closed the acquisition of La Sierpe, a 20 MW solar PV plant in Colombia for a total equity investment of $23.5 million. The asset was acquired under our Liberty GES ROFO Agreement.

•
In 2021, we completed our two-step acquisition of the 85% equity interest in Rioglass that we did not previously own for a total investment of $17.1 million, resulting in a 100% ownership. Rioglass is a supplier of spare parts and services in the solar industry and we gained control over the asset in January 2021.

•
In January 2022, we closed the acquisition of Chile TL4, a 63-mile transmission line and 2 substations in Chile for a total equity investment of $39 million. We expect to expand the line in 2023-2024, which would represent an additional investment of approximately $8 million. The asset has fully contracted revenues in U.S. dollars, with inflation escalation and a 50-year remaining contract life. The off-takers are several mini-hydro plants that receive contracted or regulated payments.

•
In April 2022, we closed the acquisition of Italy PV 4, a 3.6 MW solar portfolio in Italy for a total equity investment of $3.7 million. The asset has regulated revenues under a feed in tariff until 2031.

•
In May 2022, together with our partner, we closed a 7.5-year PPA extension for Monterrey with our current off-takers. The extension will involve an investment that is expected to be financed with cash available at the asset level. The main objective of the investment is to achieve improvements in the asset to provide, among other things, additional battery capacity and improve the electric power redundancy. The PPA, which is denominated in U.S. dollars, has now 24 years remaining.

•
In July 2022 we closed a 12-year transmission service agreement denominated in U.S. that will allow us to build a substation and a 2.4-mile transmission line connected to our ATN transmission line serving a new mine in Peru. The substation is expected to enter in operation in 2024 and the investment is expected to be approximately $12 million.

•
In September 2022, we closed the acquisition of Chile PV 3, a 73MW solar PV plant through our renewable energy platform in Chile. The equity investment corresponding to our 35% equity interest was $8 million, and we expect to install batteries of approximately 100MWh in 2023. Total investment including batteries is expected to be in the range of $15 million to $20 million. The asset currently has part of its revenue based on capacity payments. Adding storage would increase the portion of capacity payments.

•	In addition, we currently have three assets under construction:

-
Albisu is a 10 MW PV asset wholly owned by us, currently under construction near the city of Salto (Uruguay). The asset has a 15-year PPA with Montevideo Refrescos, S.R.L, a subsidiary of Coca-Cola Femsa., S.A.B. de C.V. The PPA is denominated in local currency with a maximum and minimum price in U.S. dollars and is adjusted monthly based on a formula referring to U.S. Producer Price Index (PPI), Uruguay’s Consumer Price Index (CPI) and the applicable UYU/U.S. dollar exchange rate.

-
La Tolua and Tierra Linda are two solar PV assets in Colombia with a combined capacity of 30 MW. Each plant has a 15-year PPA in local currency indexed to local inflation with Synermin, the largest independent electricity wholesaler in Colombia. Additionally, we have recently started the construction of three additional solar PV plants with a total capacity of 30 MW.

•	Furthermore:

-
In September 2022, we agreed our first investment in a standalone battery storage project of 100 MWh (4 hours) capacity located inside Coso, our geothermal asset in California. Our investment is expected to be in the range of $40 million to $50 million. We are in an advanced stage of development of this project and are preparing to start construction, with COD expected in 2024.

-	In addition, we have an exclusivity agreement to co-invest in an 80 MW PV portfolio which is currently starting construction. Our investment is expected to be approximately $30 million.
Recent Developments

•
Regulation in Spain. As expected, the Administration in Spain approved in 2022 measures to adjust the regulated revenue component for renewable energy plants, following the increase since mid-2021 in the billings of these plants for the sale of electricity in the market. On March 30, 2022, the Royal Decree Law 6/2022 was published, adopting urgent measures in response to the economic and social consequences of the war in Ukraine. This Royal Decree Law contains a bundle of measures in diverse fields, including those targeted at containing the sharp rise in the prices of gas and electricity. It includes temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which are applicable from January 1, 2022.

The proposed remuneration parameters for the year 2022 were published on May 12, 2022, and, although they are still subject to final publication, we do not expect significant changes. As a result, we have recorded our revenue for the nine-month period ended September 30, 2022 following these new parameters. In addition, on May 14, 2022, the Royal Decree Law 10/2022 was published, including additional details on the changes to the regulated components of revenue. The main changes are:

−
The statutory half-period of three years from 2020 to 2022 has been split into two statutory half-periods (1) from January 1, 2020 until December 31 2021 and (2) calendar year 2022. As a result, the fixed monthly payment based on installed capacity (Remuneration on Investment or Rinv) for calendar year 2022 is being revised. The proposed Rinv is detailed in the table below.

−
The electricity market price assumed by the regulation for calendar year 2022 was changed from €48.82 per MWh to an expected price of €121.9 per MWh. As a result, the variable payment based on net electricity produced (Remuneration on Operation or Ro), is also being adjusted. The proposed Ro for the year 2022 is zero €/MWh reflecting the fact that market prices for the power sold in the market are significantly higher.

The proposed remuneration parameters applicable to our plants for 2022 are as follows, as preliminarily published on May 12, 2022:

	Useful Life	Remuneration on Investment (Rinv) 2022 (euros/MW)	Remuneration on Operation (Ro) 2022 (euros/GWh)	Maximum Hours	Minimum Hours	Operating Threshold
Solaben 2	25 years	390,452	0	2,008	1,205	703
Solaben 3	25 years	390,452	0	2,008	1,205	703
Solacor 1	25 years	390,452	0	2,008	1,205	703
Solacor 2	25 years	390,452	0	2,008	1,205	703
PS 10	25 years	543,185	0	1,840	1,104	644
PS 20	25 years	401,296	0	1,840	1,104	644
Helioenergy 1	25 years	385,012	0	2,008	1,205	703
Helioenergy 2	25 years	385,012	0	2,008	1,205	703
Helios 1	25 years	398,496	0	2,008	1,205	703
Helios 2	25 years	398,496	0	2,008	1,205	703
Solnova 1	25 years	404,290	0	2,008	1,205	703
Solnova 3	25 years	404,290	0	2,008	1,205	703
Solnova 4	25 years	404,290	0	2,008	1,205	703
Solaben 1	25 years	395,303	0	2,008	1,205	703
Solaben 6	25 years	395,303	0	2,008	1,205	703
Seville PV	30 years	696,405	0	2,041	1,225	714

−
For the three-year half period starting on January 1, 2023 and ending on December 31, 2025, the adjustment for electricity price deviations in the preceding statutory half period will be progressively modified to take into account a mix of actual market prices and future market prices.

Given that our solar assets in Spain are regulated and are entitled to receive a predetermined reasonable rate of return, we do not expect any impact on the net value of the assets from the changes in the regulatory remuneration parameters. For the year 2022, as a result of these changes, revenue from Rinv (Remuneration on Investment) will be reduced by €5.6 million and revenue from Ro (Remuneration on Operation) will be reduced by €42.7 million. These effects are expected to be more than offset by significantly higher revenue from sales of electricity at market prices. The new parameters are therefore expected to have a net positive effect in 2022 on our revenue and Adjusted EBITDA with respect to our expectations at the end of 2021. However, we expect this effect to be largely offset by the depreciation of the euro against the U.S. dollar, the increase in the cost of supplies for some of which the price is linked to the price of electricity and natural gas and by lower than expected production.

In order to obtain the right to receive the Rinv, the plants need to achieve an annual minimum production threshold. In the second quarter and beginning of third quarter, some of our assets were subject to significant technical curtailment by the grid operator, which had happened very seldomly in the past. For the year 2022, we expect all our assets to reach the annual minimum production threshold. However, if this curtailment happened again in the future, our assets may not reach the annual minimum production threshold necessary to obtain the Rinv, which may have a material negative effect on our financial condition, results of operations and cash flows.

•
Potential electric reform in Mexico. On April 17, 2022, the House of Representatives in Mexico rejected a constitutional amendment proposal submitted by the Mexican President aimed at approving a reform to the Electricity Industry Law and granting the state-owned Federal Electricity Commission priority over private sector companies. Although the Mexican President has stated that he does not intend to re-submit a modified amendment proposal for approval again, at this point we cannot guarantee that he will not pursue other changes to the electricity sector in Mexico, since this has been an important component of his political agenda.

•
Changes in tax regulations. Italy has recently enacted an extraordinary and temporary tax on extraordinary profits obtained by companies operating in the energy sector (including electricity and oil and gas) due to current high prices and calculated by comparing certain 2022 metrics versus 2021. The tax would only be paid if those extraordinary profits are higher than a certain threshold. We do not expect this tax to affect our assets and profits due to this threshold. In addition, the government of Spain has recently announced a new temporary levy which is expected to be in force during the fiscal years 2023 and 2024, and to be applicable to revenues obtained in fiscal years 2022 and 2023 by large operators of the electric and oil and gas sectors with revenue in Spain exceeding €1,000 million. The levy is not expected to be applicable to our assets in Spain since we are out of the proposed scope.

•
Arizona Corporation Commission. In August 2021, the Arizona Corporation Commission (“ACC”) held a hearing related to different aspects of Arizona Public Service’s electricity supply during which the ACC Chairwoman raised the possibility to retroactively examine Solana’s PPA prudency. This proceeding was ultimately resolved at a July 13, 2022, hearing of the ACC in which the ACC formally approved a resolution to take no action in respect of the Solana PPA.

•
New director. On August 2, 2022, our board of directors appointed Mr. Edward C. Hall as independent director. Mr. Hall is an active independent director and advisor with 35 years of experience in all facets of the electricity industry. Mr. Hall brings a deep understanding of electricity markets, power generation technologies, utility operations and commercial structuring. Mr. Hall serves as Chairman of Cypress Creek Renewables, Vice Chairman of Japan Wind Development Company and as a Director of Wellesley Municipal Light. Mr. Hall spent 25 years of his career with AES Corporation, where he was a member of the AES Executive Leadership Team and served as Chief Operating Officer of global generation. Mr. Hall has previously served on the boards of General Cable, Globeleq, TerraForm Power and Green Conversion Systems. Mr. Hall earned a B.S. in Mechanical Engineering from Tufts University and M.S. in Finance and Technology Innovation from the MIT Sloan School of Management.

•
IRA. On August 16, 2022, the U.S. Inflation Reduction Act (“IRA”) was signed into law. The provisions of the IRA are intended to, among other things, incentivize clean energy investment. The IRA includes, among other incentives, a 30% solar ITC for solar projects to be built until 2032, a PTC for wind projects to be built until 2032, a 30% ITC for standalone storage projects to be built until 2032 and a new tax credit that will award up to $3/kg for low carbon hydrogen. The IRA also includes transferability options for the ITCs and PTCs, which should allow an easier and faster monetization of these tax credits.

•
Dividend. On November 8, 2022, our board of directors approved a dividend of $0.445 per share. The dividend is expected to be paid on December 15, 2022, to shareholders of record as of November 30, 2022.

Potential implications of Abengoa developments

In 2021, Abengoa performed operation and maintenance (O&M) services for assets that represented approximately 47% of our consolidated revenue for that year. In February 2022, we started to perform the O&M services in Kaxu from an Atlantica subsidiary after reaching an agreement with Abengoa to transition such services. In addition, following the expiration of two O&M agreements, we reached a global agreement for the O&M services of the assets in Spain. As a result of this agreement, in June 2022 Atlantica replaced Abengoa as a service provider for three of our assets in Spain: Solaben 2&3, Solaben 1&6 and Helioenergy 1&2. After this replacement, Abengoa currently provides services for assets representing around 20% of our 2021 consolidated revenue.

On February 22, 2021, Abengoa, S.A., which is the holding company of subsidiaries performing O&M services for those assets, filed for insolvency proceedings in Spain. In addition, on July 28, 2022, the subsidiary in Spain performing the O&M services at some of our plants filed for insolvency proceedings. During the insolvency period, we expect the O&M services to continue to be provided as usual, but no assurance can be provided that that will be the case. The O&M contracts in Spain include the possibility for Atlantica to terminate the agreements by the end of 2024 and before under certain circumstances.

For these assets in respect of which O&M services are provided by Abengoa as of November 7, 2022, we cannot guarantee that Abengoa and/or its subcontractors will be able to continue performing the services or at the same level of service as they did in the past (or at all) or under the same terms and conditions, or at the same prices. If Abengoa cannot continue performing current services at the same prices, we may need to renegotiate contracts, to internalize the service, engage with other suppliers at higher prices or change the scope of those O&M contracts. This may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the project financing arrangement for Kaxu contained a cross-default provision related to Abengoa’ S.A.’s insolvency filing. In September 2021, we obtained a waiver for such cross-default which became effective on March 31, 2022, following the transfer of the employees performing the O&M in Kaxu from an Abengoa subsidiary to an Atlantica subsidiary and other conditions. The Kaxu project debt was reclassified to non-current as of that date.

There may be unanticipated consequences of Abengoa S.A. insolvency filings and potential liquidation process, Abengoa’s subsidiary in Spain, Abenewco1, S.A.’s and certain other Abengoa’s    subsidiaries pre-insolvency filings or potential insolvency filings, further restructurings by Abengoa or ongoing bankruptcy proceedings by Abengoa’s subsidiaries that we have not yet identified. There are uncertainties as to how any further bankruptcy proceedings would be resolved and how our current O&M agreements or other relationships with Abengoa would be affected following the initiation or resolution of any such proceedings.

In addition, in Mexico, Abengoa was the owner of a plant that shares certain infrastructure and has certain back-to-back obligations with ACT. ACT is required to deliver an equipment to Pemex which has been recently donated and delivered to ACT by such plant. If we are unable to comply with these obligations, it may result in a material adverse effect on ACT and on our business, financial conditions, results of operations and cash flows. According to public information, the plant mentioned above is currently controlled by a third party.

Prior to the completion of our initial public offering in 2014, we and many of our assets were part of Abengoa. In addition, many of our senior executives have previously worked for Abengoa. Abengoa’s current and prior restructuring processes, and the events and circumstances that led to them, are currently the subject of various legal proceedings and investigations and may in the future become the subject of additional proceedings. To the extent that allegations are made in any such proceedings that involve us, our assets, our dealings with Abengoa or our employees, such proceedings may have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on our reputation and employees. We refer to “Part I. Item 3.D.—Risk Factors—Risks Related to Our Relationship with Algonquin and Abengoa” in our Annual Report for further discussion of potential implications of the Abengoa situation.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions and non-recurrent projects

The results of operations of Coso, Calgary District Heating, Italy PV 1, Italy PV 2, La Sierpe, Italy PV 3, Chile TL4, Italy PV 4 and Chile PV 3 have been fully consolidated since April 2021, May 2021, August 2021 for Italy PV 1 and Italy PV 2, November 2021, December 2021, January 2022, April 2022 and September 2022, respectively. Vento II has been recorded under the equity method since June 2021. These acquisitions represent additional revenue for $33.8 million and additional Adjusted EBITDA of $35.1 million in the nine-month period ended September 30, 2022, when compared to the nine-month period ended September 30, 2021.

In addition, the results of operations of Rioglass have been fully consolidated since January 2021. In the nine-month period ended September 30, 2021, most of Rioglass operating results relate to a specific solar project which ended in October 2021, and which represented $79.8 million in revenue and $1.0 million in Adjusted EBITDA, included in our EMEA and Renewable energy segments for the nine-month period ended September 30, 2021, and which are non-recurrent.

Impairment

Considering the continued delays in the works and replacements that we are carrying out in the storage system in Solana and their impact on production in 2022, as well as an increase in the discount rate, we identified in accordance with IAS 36 (Impairment of Assets) an impairment triggering event. As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $41.2 million for the nine-month period ended September 30, 2022. In the nine-month period ended September 30, 2021, we recorded an impairment loss of $43.1 million in Solana.

In addition, IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses. For the nine-month period ended September 30, 2022, we recorded an expected credit loss impairment provision at ACT for $22.8 million which is reflected in the line item “Depreciation, amortization, and impairment charges” following a worsening in its client’s credit risk metrics. For the nine-month period ended September 30, 2021, we had recorded a $23.7 million reversal of the expected credit loss impairment provision in ACT.

Electricity market prices

In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. Electricity prices have increased significantly since mid-2021 and revenue from the sale of electricity at current market prices represented $136.8 million in the nine-month period ended September 30, 2022, compared to $94.6 million in the nine-month period ended September 30, 2021, resulting in higher short-term cash collections. Regulated revenues are revised periodically to reflect, among other things, the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Current higher market prices in Spain will therefore cause lower regulated revenue to be received progressively over the remaining regulatory life of our solar assets. As a result, we increased our provision by $28.2 million in the nine-month period ended September 30, 2022, with no cash impact on the current period, compared to a provision increase of $52.5 million in the nine-month period ended September 30, 2021. On March 30, 2022, the Royal Decree Law 6/2022 introduced certain temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which are applicable from January 1, 2022, and which are still subject to final publication. Considering the proposed remuneration parameters published, revenue from the sale of electricity at market prices plus Ro less incremental market price provision was $108.6 million in the nine-month period ended September 30, 2022, compared to $90.4 million in the nine-month period ended September 30, 2021 (see “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Recent Developments”).

Exchange rates

We refer to “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Trends Affecting Results of Operations—Exchange Rates” below.

Significant Trends Affecting Results of Operations

Acquisitions

If the acquisitions recently closed perform as expected, we expect these assets to positively impact our results of operations in 2022 and upcoming years.

Solar, wind and geothermal resources

The availability of solar, wind and geothermal resources affects the financial performance of our renewable assets, which may impact our overall financial performance. Due to the variable nature of solar, wind and geothermal resources, we cannot predict future availabilities or potential variances from expected performance levels from quarter to quarter. Based on the extent to which the solar, wind and geothermal resources are not available at expected levels, this could have a negative impact on our results of operations.

Capital markets conditions

The capital markets in general are subject to volatility that is unrelated to the operating performance of companies. Our growth strategy depends on our ability to close acquisitions, which often requires access to debt and equity financing to complete these acquisitions. Volatility in capital markets may affect our ability to access this capital through debt or equity financings.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America, with the exception of Calgary, with revenue in Canadian dollars, and most of our companies in South America have their revenue and financing contracts signed in or indexed totally or partially to U.S. dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros, Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand and La Sierpe our solar plant in Colombia has its revenue and expenses denominated in Colombian pesos. Project financing is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses streams in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the distributions in euros after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of South African rand and Colombian peso with respect to the U.S. dollar may also affect our operating results. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreements.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Item 3—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk”.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of September 30, 2022, approximately 93% of our project debt and close to 100% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR, LIBOR, SOFR or over the alternative rates replacing these.

Electricity market prices

In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. Regulated revenues are revised every three years to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Given that since mid-2021 electricity prices in Spain have been, and may continue to be, significantly higher than expected, it will cause lower regulated revenue over the remaining regulatory life of our solar assets. On March 30, 2022, the Royal Decree Law 6/2022 introduced certain temporary changes to the detailed regulated components of revenue received by our solar assets in Spain, which is applicable from January 1, 2022. In addition, the proposed remuneration parameters for the year 2022 were published on May 12, 2022. These parameters, already take into account the current high electricity prices and is applicable from January 1, 2022. The remuneration parameters will be subsequently reviewed in the next semi-regulatory period, starting on January 1, 2023.

Key Financial Measures

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA.

Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded equity of profit/(loss) of associates carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly.

Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

The non-GAAP financial measures including Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS GAAP.

Our revenue and Adjusted EBITDA by geography and business sector for the nine-month periods ended September 30, 2022, and 2021 are set forth in the following tables:

Revenue by geography
	Nine-month period ended September 30,
Revenue by geography	2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$323.7	37.7%	$308.7	32.8%
South America	122.5	14.3%	117.1	12.5%
EMEA	412.2	48.0%	514.6	54.7%
Total revenue	$858.4	100.0%	$940.4	100.0%

Revenue by business sector

	Nine-month period ended September 30,
Revenue by business sector	2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$652.8	76.1%	$725.8	77.2%
Efficient natural gas & heat	81.9	9.5%	93.5	9.9%
Transmission lines	83.3	9.7%	80.4	8.6%
Water	40.4	4.7%	40.7	4.3%
Total revenue	$858.4	100.0%	$940.4	100.0%

Adjusted EBITDA by geography
	Nine-month period ended September 30,
Adjusted EBITDA by geography	2022		2021
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$258.1	40.9%	$243.4	38.4%
South America	95.1	15.1%	90.6	14.3%
EMEA	277.4	44.0%	300.1	47.3%
Total Adjusted EBITDA(1)	$630.6	100.0%	$634.1	100.0%

Adjusted EBITDA by business sector

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2022		2021
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$469.8	74.5%	$464.9	73.3%
Efficient natural gas & heat	66.8	10.6%	76.4	12.1%
Transmission lines	66.2	10.5%	64.2	10.1%
Water	27.8	4.4%	28.6	4.5%
Total Adjusted EBITDA(1)	$630.6	100.0%	$634.1	100.0%
Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash generated by or used in operating activities:

	Nine-month period ended September 30,
	2022	2021
	($ in millions)
Profit/(Loss) attributable to the company	$(9.5)	$(18.2)
Profit attributable to non-controlling interests	11.3	11.7
Income tax	13.0	42.4
Financial expense, net	224.9	251.4
Depreciation, amortization and impairment charges	374.1	334.9
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	16.9	11.9
Adjusted EBITDA	$630.6	$634.1

Reconciliation of net cash generated by operating activities to Adjusted EBITDA

	Nine-month period ended September 30,
	2022	2021
	($ in millions)
Net cash flow provided by operating activities	$515.7	$441.9
Net interest /taxes paid	162.1	209.0
Variations in working capital	(47.7)	4.6
Non-monetary items and other	(37.0)	(37.5)
Share of profit/(loss) of associates carried under the equity method, depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership)	37.6	16.0
Adjusted EBITDA	$630.6	$634.1

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

•
MW in operation in the case of Renewable energy and Efficient natural gas and heat assets, miles in operation in the case of Transmission lines and Mft[3] per day in operation in the case of Water assets, are indicators which provide information about the installed capacity or size of our portfolio of assets.

•	Production measured in GWh in our Renewable energy and Efficient natural gas and heat assets provides information about the performance of these assets.

•
Availability in the case of our Efficient natural gas and heat assets, Transmission lines and Water assets also provides information on the performance of the assets. In these business segments revenues are based on availability, which is the time during which the asset was available to our client totally or partially divided by contracted availability or budgeted availability, as applicable.

Key Performance Indicators

	Volume sold and availability levels As of and for the nine-month period ended September 30,
Key performance indicator	2022	2021
Renewable energy
MW in operation(1)	2,121	2,022
GWh produced(2)	4,155	3,460
Efficient natural gas & heat
MW in operation(3)	398	398
GWh produced(4)	1,898	1,665
Availability (%)	100.4%	99.8%
Transmission lines
Miles in operation	1,229	1,166
Availability (%)	99.9%	100.0%
Water
Mft[3] in operation(1)	17.5	17.5
Availability (%)	102.6%	99.8%
Notes:
(1)
Represents total installed capacity in assets owned or consolidated for the nine-month period ended September 30, 2022 and 2021, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

(2)	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
(4)	GWh produced includes 30% of the production from Monterrey.

Production in the renewable business sector increased by 20.0% in the nine-month period ended September 30, 2022, compared to the same period of the previous year. The increase was largely due to the contribution from the recently acquired renewable assets Coso, Vento II, Italy PV 1, Italy PV 2, Italy PV 3, Italy PV 4 and La Sierpe bringing approximately 757.1 GWh of additional electricity generation.

In our solar assets in the U.S. solar radiation was higher in the nine-month period ended September 30, 2022, than in the same period of the previous year,  and production increased by 1.3% compared to the same period in the previous year. In our wind assets in the U.S., wind resource was in line with expectations in the nine-month period ended September 30, 2022.

In Chile, production at our PV assets was lower in the nine-month period ended September 30, 2022 compared to the same period of the previous year mainly as a result of curtailments and lower solar radiation. In our wind assets in Uruguay, production decreased by 8.3% mainly due to lower wind resource in the second and third quarters of 2022 compared to the same period of the previous year.

In Spain, production at our solar assets decreased by 7.5% in the nine-month period ended September 30, 2022, compared to the same period of the previous year. Although solar radiation remained stable, some of our assets experienced significant technical curtailments by the grid operator during the second quarter and beginning of third quarter of 2022. In Kaxu, production increased mainly due to the scheduled maintenance stop performed in the third quarter of 2021.

Efficient natural gas and heat availability and production levels during the nine-month period ended September 30, 2022 were higher than in the same period of the previous year due to the scheduled maintenance stops performed in the first quarter of 2021 and to higher demand from our off-taker in the nine-month period ended September 30, 2022 compared to the same period of 2021.

In Water, availability during the nine-month period ended September 30, 2022 was higher than in the same period of the previous year, with very good performance in all the assets. Our transmission lines, where revenue is also based on availability, continue to achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2022 and 2021.

	Nine-month period ended September 30,
	2022	2021	% Changes
	($ in millions)
Revenue	$858.4	940.4	(8.7)%
Other operating income	54.9	57.6	(4.7)%
Employee benefit expenses	(58.8)	(59.1)	(0.5)%
Depreciation, amortization, and impairment charges	(374.1)	(334.9)	11.7%
Other operating expenses	(261.4)	(320.9)	(18.5)%
Operating profit	$219.0	283.1	(22.6)%

Financial income	3.4	1.9	78.9%
Financial expense	(244.3)	(277.0)	(11.8)%
Net exchange differences	13.8	2.0	590.0%
Other financial income/(expense), net	2.2	21.7	(89.9)%
Financial expense, net	$(224.9)	(251.4)	(10.5)%

Share of profit of associates carried under the equity method	20.7	4.2	392.8%
Profit/(loss) before income tax	$14.8	35.9	58.8%

Income tax	(13.0)	(42.4)	(69.3)%
Profit/(loss) for the period	$1.8	(6.5)	127.7%
Profit attributable to non-controlling interests	(11.3)	(11.7)	(3.4)%
Profit/(loss) for the period attributable to the company	$(9.5)	(18.2)	47.8%
Weighted average number of ordinary shares outstanding basic	114,236	110,749
Weighted average number of ordinary shares outstanding diluted	118,197	114,156
Basic earnings per share (U.S. dollar per share)	(0.08)	(0.16)
Diluted earnings per share (U.S. dollar per share)	(0.08)	(0.16)
Dividend paid per share(1)	1.33	1.28
Note:
(1)
On February 25, 2022, May 5, 2022 and August 2, 2022 our board of directors approved a dividend of $0.44 per share for each of the fourth quarter of 2021 and the first quarter of 2022, and a dividend of $0.445 per share for the second quarter of 2022 which were paid on March 25, 2022, June 15, 2022, and September 15, 2022 respectively. On February 26, 2021, May 4, 2021 and July 30, 2021 our board of directors approved a dividend of $0.42, $0.43 and $0.43 per share, respectively, corresponding to the fourth quarter of 2020, the first quarter of 2021 and the second quarter of 2021, which were paid on March 22, 2021, June 15, 2021 and September 15, 2021, respectively.

Comparison of the Nine-Month Periods Ended September 30, 2022 and 2021.

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue decreased to $858.4 million for the nine-month period ended September 30, 2022, which represents a decrease of 8.7% compared to $940.4 million for the nine-month period ended September 30, 2021. On a constant currency basis, revenue for the nine-month period ended September 30, 2022, was $902.7 million, which represents a decrease of 4.0% compared to the nine-month period ended September 30, 2021. Additionally, on a constant currency basis and excluding the Rioglass non-recurrent solar project accounted for in the nine-month period ended September 30, 2021, revenue increased by 4.9% for the nine-month period ended September 30, 2022.

This increase (on a constant currency basis and excluding the Rioglass non-recurrent solar project) was mainly due to the contribution of the recently acquired and consolidated assets which represent a total of $33.8 million of additional revenue in the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021. In addition, revenue increased at our solar assets in Spain in spite of lower production during the period primarily due to higher electricity prices net of its corresponding accounting provision (see “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Electricity market prices). Revenue also increased in the U.S. and at Kaxu due to higher production during the nine-month period ended September 30, 2022 compared to the same period from previous year, as previously explained. These effects were partially offset by a decrease in revenue at ACT, in which the portion of the tariff related to operation and maintenance services was lower, driven by lower operation and maintenance costs for the nine-month period ended September 30, 2022, compared to the same period of the previous year.

Other operating income

The following table sets forth our other operating income for the nine-month periods ended September 30, 2022, and 2021:

	Nine-month period ended September 30,
Other operating income	2022	2021
	($ in millions)
Grants	$44.4	$44.5
Insurance proceeds and other	10.5	13.1
Total	$54.9	$57.6

Other operating income decreased by 4.7% to $54.9 million for the nine-month period ended September 30, 2022, compared to $57.6 million for the period ended September 30, 2021.

“Grants” represent the financial support provided by the U.S. Department of the Treasury to Solana and Mojave and consist of an ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable for the nine-month period ended September 30, 2022, compared to same period of the previous year.

“Insurance proceeds and other” included $6.8 million profit resulting from the purchase of a long-term operation and maintenance account payable at a discounted price in the nine-month period ended September 30, 2021, which is the main reason for the decrease when compared to the nine-month period ended September 30, 2022.

Employee benefit expenses

Employee benefit expenses decreased by 0.5% to $58.8 million for the nine-month period ended September 30, 2022, compared to $59.1 million for the nine-month period ended September 30, 2021. The decrease was mainly due to a decrease in the number of employees who were working for the non-recurrent solar project previously mentioned once it was completed. The decrease was partially offset by the consolidation of Coso and the internalization of the operation and maintenance services at Kaxu and in part of our solar assets in Spain.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 11.7% to $374.1 million for the nine-month period ended September 30, 2022, compared to $334.9 million for the nine-month period ended September 30, 2022. The increase was mainly due to an increase of the expected credit loss impairment provision at ACT. IFRS 9 requires impairment provisions to be based on the expected credit loss of the financial assets in addition to actual credit losses. ACT recorded a credit loss impairment provision of $22.8 million for the nine-month period ended September 30, 2022, while for the nine-month period ended September 30, 2021, there was a reversal of the expected credit loss provision of $23.7 million. In addition, in the nine-month period ended September 30, 2022, we recorded an impairment loss of $41.2 million in Solana, as previously described, compared to a $43.1 million impairment in the nine-month period ended on September 30, 2021. Depreciation, amortization and impairment charges also increased due to the consolidation of recent acquisitions. On the other hand, depreciation, amortization and impairment charges decreased in our assets in Spain mainly due to the depreciation of the euro against the U.S. dollar.

Other operating expenses

The following table sets forth our other operating expenses for the nine-month periods ended September 30, 2022 and 2021:

	Nine-month period ended September 30,
Other operating expenses	2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$(8.6)	1.0%	$(6.5)	0.7%
Operation and maintenance	(106.1)	12.4%	(117.7)	12.5%
Independent professional services	(28.1)	3.2%	(27.3)	2.9%
Supplies	(45.7)	5.3%	(25.3)	2.7%
Insurance	(34.4)	4.0%	(33.9)	3.6%
Levies and duties	(13.6)	1.6%	(25.9)	2.8%
Other expenses	(11.2)	1.3%	(19.5)	2.1%
Raw materials	(13.7)	1.6%	(64.8)	6.9%
Total	$(261.4)	30.5%	$(320.9)	34.1%

Other operating expenses decreased by 18.5% to $261.4 million for the nine-month period ended September 30, 2022, compared to $320.9 million for the nine-month period ended September 30, 2021, mainly due to lower raw material costs corresponding to the aforementioned Rioglass non-recurrent solar project which ended in October 2021.

In addition, our operation and maintenance costs decreased during the nine- month period ended September 30, 2022, compared to the same period from previous year mainly due to lower operation and maintenance costs at ACT. Operation and maintenance costs also decreased at our assets in Spain and Kaxu where these services have been internalized and are now provided by employees of Atlantica, with the cost classified in “Employee benefit expenses”.

On the other hand, the cost of supplies increased mainly because a portion of our supply costs are related to the electricity market prices, which have increased since mid-2021.

Operating profit

As a result of the above-mentioned factors, operating profit decreased by 22.6% to $219.0 million for the nine-month period ended September 30, 2022, compared with $283.1 million for the nine-month period ended September 30, 2021.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense	2022	2021
	($ in millions)
Financial income	$3.4	$1.9
Financial expense	(244.3)	(277.0)
Net exchange differences	13.8	2.0
Other financial income/(expense), net	2.2	21.7
Financial expense, net	$(224.9)	$(251.4)

Financial expense

The following table sets forth our financial expense for the nine-month periods ended September 30, 2022, and 2021:

	For the nine-month period ended September 30,
Financial expense	2022	2021
	($ in millions)
Interest on loans and notes	$(211.5)	$(232.1)
Interest rates losses derivatives: cash flow hedges	(32.8)	(44.9)
Total	$(244.3)	$(277.0)

Financial expense decreased by 11.8% to $244.3 million for the nine-month period ended September 30, 2022, compared to $277.0 million for the nine-month period ended September 30, 2021.

“Interest on loans and notes” expense decreased mainly because the nine-month period ended September 30, 2021, included costs related to the prepayment of the Note Issuance Facility 2019 in May 2021, the impact of the devaluation of the euro against the U.S. dollar and the decrease in interest expense in our assets as we progressively repay our project debt.

Under “Interest rate losses on derivatives designated as cash flow hedges” we record transfers from equity to financial expense when the hedged item impacts profit and loss. The decrease was mainly due to lower losses in swaps hedging loans indexed to EURIBOR and LIBOR primarily due to the increase in the reference rates EURIBOR and LIBOR in the nine-month period ended September 30, 2022, compared to the same period of the previous year and to lower notional amounts, as we progressively repay our project debt.

Net exchange differences

Net exchange differences increased to $13.8 million in the nine-month period ended September 30, 2022 compared to $2.0 million income in the same period of the previous year. The increase was mainly due to the change in fair value of caps hedging our net cash flows in Euros, resulting from the appreciation of the U.S. dollar against the Euro.

Other financial income/(expense), net

	Nine-month period ended September 30,
Other financial income /(expense), net	2022	2021
	($ in millions)
Other financial income	$18.8	$35.4
Other financial expense	(16.6)	(13.7)
Total	$2.2	$21.7

Other financial income/(expense), net decreased to a net income of $2.2 million for the nine-month period ended September 30, 2022, compared to a net income of $21.7 million for the nine-month period ended September 30, 2021.

The decrease of other financial income for the nine-month period ended September 30, 2022, was mainly due to a lower income related to the mark-to-market of the derivative liability embedded in the Green Exchangeable Notes.

Other financial expense includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses. The increase is primarily due the contribution of the recently acquired assets.

Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased to $20.7 million for the nine-month period ended September 30, 2022, compared to $4.2 million for the nine-month period ended September 30, 2021 primarily due to the contribution of Vento II.

Profit/(loss) before income tax

As a result of the previously mentioned factors, we reported a profit before income tax of $14.8 million for the nine-month period ended September 30, 2022, compared to a profit before income tax of $35.9 million for the nine-month period ended September 30, 2021.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the nine-month period ended September 30, 2022, income tax amounted to an expense of $13.0 million, with a profit before income tax of $14.8 million. For the nine-month period ended September 30, 2021, income tax amounted to an expense of $42.4 million, with a profit before income tax of $35.9 million. The effective tax rate differs from the nominal tax rate mainly due to unrecognized tax losses carryforwards, permanent tax differences in some jurisdictions and different nominal tax rates in different jurisdictions.

Profit/(loss) attributable to non-controlling interests

Profit attributable to non-controlling interests remained stable at $11.3 million for the nine-month period ended September 30, 2022, compared to $11.7 million for the nine-month period ended September 30, 2021. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2, Chile PV 3 and Tenes). The decrease is due to losses in our PV assets in Chile which were primarily caused by technical curtailment by the grid operator and lower electricity market prices was largely offset by higher income in Kaxu.

Loss attributable to the parent company

As a result of the previously mentioned factors, loss attributable to the parent company was $9.5 million for the nine-month period ended September 30, 2022, compared to a loss of $18.2 million for the nine-month period ended September 30, 2021.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. In addition, we have identified four business sectors based on the type of activity: Renewable energy, Efficient natural gas and heat, Transmission and Water. We report our results in accordance with both criteria.

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2022 and 2021, by geographic region:

Revenue by geography

	Nine-month period ended September 30,
Revenue by geography	2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$323.7	37.7%	$308.7	32.8%
South America	122.5	14.3%	117.1	12.5%
EMEA	412.2	48.0%	514.6	54.7%
Total revenue	$858.4	100.0%	$940.4	100.0%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2022		2021
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
North America	$258.1	40.9%	$243.4	38.4%
South America	95.1	15.1%	90.6	14.3%
EMEA	277.4	44.0%	300.1	47.3%
Total Adjusted EBITDA(1)	$630.7	100.0%	$634.1	100.0%
Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

	Volume produced/availability
	Nine-month period ended September 30,
Volume by geography	2022	2021

North America (GWh) (1)	4,425	3,463
North America availability(2)	100.2%	99.8%
South America (GWh) (3)	537	524
South America availability(2)	99.9%	100.0%
EMEA (GWh)	1,091	1,138
EMEA availability	102.6%	99.8%
Note:
(1)	GWh produced includes 30% of the production from Monterrey and our 49% of Vento II wind portfolio production since its acquisition.
(2)	Availability includes only those assets that have revenue based on availability.
(3)	Includes curtailment production in wind assets for which we receive compensation.

North America

Revenue increased by 4.9% to $323.7 million for the nine-month period ended September 30, 2022, compared to $308.7 million for the nine-month period ended September 30, 2021, while Adjusted EBITDA increased by 6.0% to $258.1 million for the nine-month period ended September 30, 2022, compared to $243.4 million for the nine-month period ended September 30, 2021. The increase of Revenue was mainly due to the contribution from the recently acquired assets, Coso and Calgary. Revenue also increased at our solar assets in North America, mainly due to higher production largely driven by higher solar radiation. The increase was partially offset by lower revenue at ACT mainly due to lower revenue in the portion of the tariff related to operation and maintenance services, driven by lower operation and maintenance costs for the nine-month period ended September 30, 2022. Adjusted EBITDA increased due to the contribution from the recently acquired assets Coso, Calgary and Vento II. This increase was partially offset by lower Adjusted EBITDA at ACT and at our solar assets in North America, where operating and maintenance expenses were higher mostly due to slightly higher costs related to the scheduled major maintenance at Solana.

South America

Revenue increased by 4.6% to $122.5 million for the nine-month period ended September 30, 2022, compared to $117.1 million for the nine-month period ended September 30, 2021. The increase was mainly due to the contribution from the recently acquired assets, La Sierpe, Chile TL4 and Chile PV 3. This increase was partially offset by a decrease in revenue at our wind assets in Uruguay mainly due to lower wind resource in the second and third quarters of 2022.

Adjusted EBITDA increased by 5.0% to $95.1 million for the nine-month period ended September 30, 2022, compared to $90.6 million for the nine-month period ended September 30, 2021, mostly due to the same reasons.

EMEA

Revenue decreased to $412.2 million for the nine-month period ended September 30, 2022, which represents a decrease of 19.9% compared to $514.6 million for the nine-month period ended September 30, 2021. On a constant currency basis, revenue for the nine-month period ended September 30, 2022, was $456.2 million, which represents a decrease of 11.3% compared to the nine-month period ended September 30, 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in the nine-month period ended September 30, 2021, revenue for the nine-month period ended September 30, 2022, increased by 4.9%.

Revenue increased (on a constant currency basis and excluding the non-recurrent solar project) at our solar assets in Spain in spite of lower production, primarily thanks to higher electricity prices net of its corresponding accounting provision (see “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Electricity market prices”). The increase was also due to the contribution of the recently acquired assets in Italy. Revenue also increased due to higher revenue at Kaxu mainly driven by higher production during the nine-month period ended September 30, 2022, compared to the same period of previous year and to the indexation of our PPA to local inflation.

Adjusted EBITDA decreased to $277.4 million for the nine-month period ended September 30, 2022, which represents a decrease of 7.6% compared to $300.1 million for the nine-month period ended September 30, 2021. On a constant currency basis, Adjusted EBITDA for the nine-month period ended September 30, 2022, was $306.9 million which represents an increase of 2.3% compared to the nine-month period ended September 30, 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in the nine-month period ended September 30, 2021, Adjusted EBITDA for the nine-month period ended September 30, 2022, increased by 2.6%. This increase was mainly due to higher EBITDA at Kaxu and to the contribution of the recently acquired assets in Italy as previously explained. In our solar assets in Spain, the increase in Revenue did not translate in an increase in Adjusted EBITDA mainly due to higher costs of supplies, which are indexed to natural gas and electricity prices.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2022, and 2021, by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2022		2021
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$652.8	76.1%	$725.8	77.2%
Efficient natural gas & heat	81.9	9.5%	93.5	9.9%
Transmission lines	83.3	9.7%	80.4	8.6%
Water	40.4	4.7%	40.7	4.3%
Total revenue	$858.4	100%	$940.4	100%

	Nine-month period ended September 30,
	2022		2021
	$ in millions	% of Adjusted EBITDA	$ in millions	% of Adjusted EBITDA
Renewable energy	$469.8	74.5%	$464.9	73.3%
Efficient natural gas & heat	66.8	10.6%	76.4	12.1%
Transmission lines	66.2	10.5%	64.2	10.1%
Water	27.8	4.4%	28.6	4.5%
Total Adjusted EBITDA(1)	$630.7	100.0%	$634.1	100.0%
Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the Consolidated Condensed Interim Financial Statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures”.

Volume by business sector

	Volume produced/availability
	nine-month period ended September 30,
Volume by business sector	2022	2021
Renewable energy (GWh) (1)	4,155	3,460
Efficient natural gas & heat (GWh) (2)	1,898	1,665
Efficient natural gas & heat availability	100.4%	99.8%
Transmission availability	99.9%	100.0%
Water availability	102.6%	99.8%
Note:
(1)	Includes curtailment production in wind assets for which we receive compensation. Includes our 49% of Vento II wind portfolio production since its acquisition.
(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue decreased to $652.8 million for the nine-month period ended September 30, 2022, which represents a decrease of 10.0% compared to $725.8 million for the nine-month period ended September 30, 2021. On a constant currency basis, revenue for the nine-month period ended September 30, 2022, was $697.1 million, which represents a decrease of 3.9% compared to the nine-month period ended September 30, 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in nine-month period ended September 30, 2021, revenue for the nine-month period ended September 30, 2022, increased by 7.9%. The increase in revenue was primarily due to the contribution from the recently acquired assets Coso, La Sierpe, our PV assets in Italy and Chile PV 3. Revenue also increased at our solar assets in Spain and in Kaxu, as well as at our solar assets in North America. This increase was partially offset by a decrease in revenue at our wind assets in Uruguay, as previously described.

Adjusted EBITDA decreased to $469.8 million for the nine-month period ended September 30, 2022, which represents an increase of 1.1% compared to $464.9 million for the nine-month period ended September 30, 2021. On a constant currency basis, Adjusted EBITDA for the nine-month period ended September 30, 2022, was $499.5 million which represents an increase of 7.5% compared to the nine-month period ended September 30, 2021. Additionally, on a constant currency basis and excluding the non-recurrent solar project accounted for in the nine-month period ended September 30, 2021, Adjusted EBITDA increased by 7.7%. Adjusted EBITDA increased mainly due to the increase in Revenue and the contribution of Vento II. This increase was partially offset by lower Adjusted EBITDA at our solar assets in North America. In our solar assets in Spain, the increase in Revenue did not translate in an increase in Adjusted EBITDA mainly due to higher costs of supplies, which are indexed to natural gas and electricity prices.

Efficient natural gas & heat

Revenue decreased by 12.4% to $81.9 million for the nine-month period ended September 30, 2022, compared to $93.5 million for nine-month period ended September 30, 2021, while Adjusted EBITDA decreased by 12.6% to $66.8 million for the nine-month period ended September 30, 2022, compared to $76.4 million for the nine-month period ended September 30, 2021. Revenue decreased at ACT mainly due to lower operation and maintenance costs, since there is a portion of revenue related to operation and maintenance services plus a margin. At ACT, operation and maintenance costs were higher in 2021 as it happens in the quarters preceding any major maintenance works. This decrease was partially offset by the contribution from the recently acquired asset in Calgary. Adjusted EBITDA decreased for the same reasons.

Transmission lines

Revenue increased by 3.6% to $83.3 million for the nine-month period ended September 30, 2022, compared to $80.4 million for the nine-month period ended September 30, 2021, while Adjusted EBITDA increased by 3.1% to $66.2 million for the nine-month period ended September 30, 2022 compared to $64.2 million for the nine-month period ended September 30, 2021. The increase in revenue and Adjusted EBITDA was mainly due to the contribution of the recently acquired asset Chile TL 4.

Water

Revenue remained stable at $40.4 million for the nine-month period ended September 30, 2022, compared to $40.7 million for the nine-month period ended September 30, 2021. Adjusted EBITDA also remained stable at $27.8 million for the nine-month period ended September 30, 2022, compared to $28.6 million for nine-month period ended September 30, 2021.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	investments in new assets and companies and operations (See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Investments and Acquisitions”).

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D.—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

	As of September 30, 2022	As of December 31, 2021
	($ in millions)
Corporate Liquidity
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries	$105.8	$88.3
Revolving Credit Facility availability	440.0	440.0
Total Corporate Liquidity(1)	$545.8	$528.3
Liquidity at project companies
Restricted Cash	230.9	254.3
Non-restricted cash	444.9	280.1
Total cash at project companies	$675.8	$534.4
Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2022, and available revolver capacity as of September 30, 2022.

Cash at the project level includes $230.9 million and $254.3 million restricted cash balances as of September 30, 2022 and December 31, 2021, respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements. In the case of Solana, part of the restricted cash is being used and is expected to be used for equipment replacement. As of December 31, 2021, restricted cash also included Kaxu’s cash balance, given that the project financing of this asset was under a theoretical event of default which was resolved as of March 31, 2022 (see “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Implications of Abengoa developments”).

Non-restricted cash at project companies includes among others, the cash that is required for day-to-day management of the companies, as well as amounts that are earmarked to be used for debt service in the future.

As of September 30, 2022, and December 31, 2021, we had $10 million of letters of credits outstanding. As a result, $440.0 million was available under our Revolving Credit Facility on each such dates.

Management believes that the Company’s liquidity position, cash flows from operations and availability under its Revolving Credit Facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activities within the guidelines of prudent balance sheet management.

Credit Ratings

Credit rating agencies rate us and part of our debt securities. These ratings are used by the debt markets to evaluate our credit risk. Ratings influence the price paid to issue new debt securities as they indicate to the market our ability to pay principal, interest and dividends.

The following table summarizes our credit ratings as of September 30, 2022. The ratings outlook is stable for S&P and Fitch.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	BB	BB+

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and given market conditions. Our financing agreements consist mainly of the project-level financing for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes and the Revolving Credit Facility.

		As of September 30, 2022	As of December 31, 2021
	Maturity	($ in millions)
Revolving Credit Facility	2024	$-	-
Other Facilities(1)	2022-2026	37.5	41.7
Green Exchangeable Notes	2025	106.3	104.3
2020 Green Private Placement	2026	282.1	327.1
Note Issuance Facility 2020	2027	134.8	155.8
Green Senior Notes	2028	394.8	394.2
Total Corporate Debt(2)		$955.5	$1,023.1
Total Project Debt		$4,621.9	$5,036.2
Note:
(1)	Other facilities include the commercial paper program issued in October 2020, accrued interest payable and other debts.
(2)	Accounting amounts may differ from notional amounts.

In the nine-month period ended September 30, 2022, project debt decreased by $414.3 million mainly due to foreign exchange translation differences for $303.5 million, mainly due the depreciation of the Euro against the U.S. dollar, and to the scheduled repayment of our project debt for $174.8 million.

A) Corporate debt agreements

Green Senior Notes

On May 18, 2021, we issued the Green Senior Notes with an aggregate principal amount of $400 million due in 2028. The Green Senior Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, commencing December 15, 2021, and will mature on June 15, 2028.

The Green Senior Notes were issued pursuant to an Indenture, dated May 18, 2021, by and among Atlantica as issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as guarantors, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

Our obligations under the Green Senior Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Exchangeable Notes.

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. Noteholders may exchange all or any portion of their notes during any calendar quarter if the last reported sale price of Atlantica’s ordinary shares for at least 20 trading days during a period of 30 consecutive trading days, ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the exchange price on each applicable trading day. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date thereof, noteholders may exchange any of their notes at any time, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 of the principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Senior Notes.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €140 million ($137 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Green Exchangeable Notes and the Green Senior Notes. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

2020 Green Private Placement

On March 20, 2020, we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020, and we issued notes for a total principal amount of €290 million ($284 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020 and the Green Senior Notes. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior secured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million). On May 5, 2022, the maturity of the Revolving Credit Facility was extended to December 31, 2024. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, Term SOFR, plus a Term SOFR Adjustment equal to 0.10% per annum, plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus ½ of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) Term SOFR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes and the Green Senior Notes. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million ($9.8 million) which was available in euros or U.S. dollars. Amounts drawn accrue interest at a rate per annum equal to the sum of the 3-month EURIBOR or LIBOR, plus a margin of 2%, with a floor of 0% for the EURIBOR or LIBOR. On July 1, 2022, the maturity was extended to July 1, 2024. As of September 30, 2022, we had $8.8 million drawn under this line of credit.

In December 2020 and January 2022, we also entered into two different loans with banks for €5 million ($4.9 million) each. The maturity dates are December 4, 2025 and January 31, 2026, respectively, and they accrue interest at a rate per annum equal to 2.50% and 1.90%, respectively.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and has been extended twice, for annual periods. The program allows Atlantica to issue short term notes for up to €50 million, with such notes having a tenor of up to two years. As of September 30, 2022, we had €13.4 million ($13.1 million) issued and outstanding under the Commercial Paper Program at an average cost of 0.71%.

Covenants, restrictions and events of default

The Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes and the Revolving Credit Facility contain covenants that limit certain of our and the guarantors’ activities. The Note Issuance Facility 2020, the 2020 Green Private Placement and the Green Exchangeable Notes also contain customary events of default, including a cross-default with respect to our indebtedness, indebtedness of the guarantors thereunder and indebtedness of our material non-recourse subsidiaries (project-subsidiaries) representing more than 25% of our cash available for distribution distributed in the previous four fiscal quarters, which in excess of certain thresholds could trigger a default. Additionally, under the 2020 Green Private Placement, the Revolving Credit Facility and the Note Issuance Facility 2020 we are required to comply with a leverage ratio of our corporate indebtedness excluding non-recourse project debt to our cash available for distribution of 5.00:1.00 (which may be increased under certain conditions to 5.50:1.00 for a limited period in the event we consummate certain acquisitions).

B) At-The-Market Program

On February 28, 2022, we established an “at-the-market program” and entered into the Distribution Agreement with BofA Securities, Inc., MUFG Securities Americas Inc. and RBC Capital Markets LLC, as our sales agents, under which we may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our shelf registration statement on Form F-3 filed with the SEC on August 3, 2021, and a prospectus supplement that we filed on February 28, 2022. During the nine-month period ended September 30, 2022, we issued and sold 3,423,593 ordinary shares under such program at an average market price of $33.57 per share pursuant to our Distribution Agreement, representing gross proceeds of $114.9 million and net proceeds of $113.8 million.

C) Project debt refinancing

In October 2022, we refinanced the project debt of Solacor 1 & 2. The new financing is a green euro-denominated loan with a syndicate of banks for a total amount of €205.0 million. The maturity has been extended until 2037. Interest accrues at a rate per annum equal to the sum of 6-month EURIBOR plus a margin of 1.50% between 2022-2027, 1.60% between 2027-2032 and 1.70% between 2032-2037. We have hedged our EURIBOR exposure:

-	71% through a swap set at 2.36% for the life of the financing
-	19% by maintaining the existing 1% strike caps with maturity in 2025.

This financing arrangement permits cash distribution to shareholders twice per year if the debt service coverage ratio is at least 1.15x.

The financing agreement also includes a mechanism under which, in the case that electricity market prices are above certain levels defined in the contract, a reserve account should be established and funded on a six-month rolling basis for the additional revenue arising from the difference between actual prices and prices defined in the agreement. Under certain conditions, such amounts, if any, should be used for early prepayments every six months.

See “Item 5.B –Liquidity and Capital Resources – Financing Arrangements” in our Annual Report for further detail on the rest of our financing arrangements.

Uses of liquidity and capital requirements

Cash dividends to investors

We intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among other things, dividend shortfall as a result of fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to shareholders will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. During quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, and other sources of cash.

The latest dividends paid and declared are presented below:

Declared	Record Date	Payment Date	$ per share
July 30, 2021	August 31, 2021	September 15, 2021	0.43
November 9, 2021	November 30, 2021	December 15, 2021	0.435
February 25, 2022	March 14, 2022	March 25, 2022	0.44
May 5, 2022	May 31, 2022	June 15, 2022	0.44
August 2, 2022	August 31, 2022	September 15, 2022	0.445
November 8, 2022	November 30, 2022	December 15, 2022	0.445

Investments and Acquisitions

The acquisitions and investments detailed in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Investments and Acquisitions” have been part of the use of our liquidity in 2021 and 2022. In addition, we have made investments in assets which are currently under development or construction. We expect to continue making investments in assets in operation or under construction or development to grow our portfolio.

Our uses of liquidity also include debt service and contractual obligations (refer to our Annual Report for further detail).

Cash flow

The following table sets forth cash flow data for the nine-month periods ended September 30, 2022 and 2021:

	Nine-month period ended September 30,
	2022	2021
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$1.8	$(6.4)
Financial expense and non-monetary adjustments	628.3	661.9
Profit for the period adjusted by non-monetary items	$630.1	$655.5

Changes in working capital	$47.7	$(4.6)
Net interest and income tax paid	(162.1)	(209.0)
Net cash provided by operating activities	$515.7	$441.9

Net cash used in investing activities	$(48.1)	$(322.9)

Net cash provided by / used in financing activities	$(263.1)	$(207.9)

Net increase/(decrease) in cash and cash equivalents	204.5	(88.9)
Cash and cash equivalents at beginning of the period	622.7	868.5
Translation differences in cash or cash equivalents	(45.6)	(16.0)
Cash and cash equivalents at the end of the period	$781.6	$763.6

Net cash provided by operating activities

For the nine-month period ended September 30, 2022, net cash provided by operating activities was $515.7 million, a 16.7% increase compared to $441.9 million in the nine-month period ended September 30, 2021. The increase was due to an improvement of changes in working capital and lower interest and income tax paid. Changes in working capital improved in the nine-month period ended September 30, 2022, mostly due to better collections in Spain. Our assets are collecting revenue in line with the parameters corresponding to the regulation in place at the beginning of the year, as the new parameters have not been published yet. However, we are booking revenue in line with the proposed remuneration parameters, and we expect this situation to be regularized at the end of 2022 (see “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Recent Developments”). Changes in working capital also increased due to lower VAT paid in the period in Spain and ACT. Net interest and income tax paid were lower in the nine-month period ended September 30, 2022 compared to the same period of the previous year as interest paid typically decrease in each asset as we progressively repay our project debt.

Net cash used in investing activities

For the nine-month period ended September 30, 2022, net cash used in investing activities amounted to $48.1 million and corresponded mainly to $45.6 million paid for acquisitions consisting mainly of Chile TL4, Chile PV 3 and Italy PV4, investments in assets under construction for $30.4 million and other investments in existing assets for $27.9 million, including the investments and replacements in Solana. These cash outflows were partially offset by $56.2 million of dividends received from associates under the equity method, of which $22.0 million corresponded to Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

For the nine-month period ended September 30, 2021, net cash used in investing activities amounted to $322.9 million and corresponded mainly to $337.5 million paid for the acquisitions of Vento II, Coso, Calgary, Chile PV2, Rioglass, Italy PV 1 and Italy PV 2, net of the initial cash contribution from these entities. Net cash used in investing activities also includes investments in concessional assets for $10.4 million, mainly corresponding to maintenance capital expenditure and equipment replacements at Solana for $20.1 million, partially offset by $15.6 million proceeds from the sale of a building owned by Rioglass. These cash outflows were partially offset by $24.6 million of dividends received from associates under the equity method, of which $15.8 million corresponded to Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

Net cash (used in) financing activities

For the nine-month period ended September 30, 2022, net cash used in financing activities amounted to $263.1 million and includes the repayment of principal of our project financing for $196.3 million and dividends paid to shareholders for $151.5 million and non-controlling interests for $26.4 million. These cash outflows were partially offset by the proceeds from the equity raised under the at-the-market programs for a net amount of $113.2 million.

For the nine-month period ended September 30, 2021, net cash used in financing activities amounted to $207.9 million and includes the repayment of principal of our project financing agreements for an approximate amount of $256.2 and $165.3 million of dividends paid to shareholders and non-controlling interests. These cash outflows were partially offset by the proceeds from the equity private placement closed in January 2021 for a net amount of $130.6 million and equity raised under the previous at-the-market program for a net amount of $24.3 million. In addition, in the second quarter of 2021 we prepaid the Note Issuance Facility 2019 for $354.2 million with the proceeds of the Green Senior Notes issued, amounting to $394.0 million, which created a net cash inflow of $39.8 million.

Item 3.	Quantitative and Qualitative Disclosure about Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business, and we do not carry out speculative operations. For the purpose of managing these risks, we use swaps and options on interest rates and foreign exchange rates. None of the derivative contracts signed has an unlimited loss exposure.

Foreign exchange risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is generally denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America and most of our companies in South America have their revenue and financing contracts signed in, or indexed totally or partially to, U.S. dollars, with the exception of Calgary, with revenue in Canadian dollars. Our solar power plants in Europe have their revenue and expenses denominated in euros, Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand and La Sierpe, our solar plant in Colombia, has its revenue and expenses denominated in Colombian pesos. Project financing is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses streams in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Our strategy is to hedge cash distributions from our assets in Europe. We hedge the exchange rate for the distributions in euros after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Fluctuations in the value of the South African rand and the Colombian peso with respect to the U.S. dollar may also affect our operating results. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

Interest rate risk

Interest rate risk arises mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of September 30, 2022, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	Project debt in euro: between 75% and 100% of the notional amount, with hedged maturing until 2038 at an average guaranteed strike interest rates of between 0.00% and 4.87%.

•	Project debt in U.S. dollars: between 75% and 100% of the notional amount, with hedges maturing until 2038 and average strike interest rates of between 0.86% and 5.89%.

The most significant impact on our Consolidated Condensed Interim Financial Statements related to interest rates corresponds to the potential impact of changes in EURIBOR or LIBOR on the debt with interest rates based on EURIBOR or LIBOR and on derivative positions.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of September 30, 2022, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $1.1 million and an increase in hedging reserves of $18.9 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

The credit rating of Eskom is currently CCC+ from S&P, Caa1 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In addition, Pemex’s credit rating is currently BBB from S&P, B1 from Moody’s and BB- from Fitch. We have been experiencing delays from Pemex in collections since the second half of 2019 which have been significant in certain quarters.

In 2019, we also entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $58.0 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We also have a political risk insurance in place for our assets in Algeria up to $38.3 million, including two years dividend coverage. These insurance policies do not cover credit risk.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established based on the projected cash flow generation of the business.

Item 4.	CONTROLS AND PROCEDURES

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

In 2018, an insurance company covering certain Abengoa obligations in Mexico claimed certain amounts related to a potential loss. Atlantica reached an agreement under which Atlantica’s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company called on this $2.5 million from the escrow account and Abengoa reimbursed us for this amount. The insurance company could claim additional amounts if they faced new losses after following a process agreed between the parties and, in any case, Atlantica would only make payments if and when the actual loss has been confirmed and after arbitration if the Company initiates it. In the past we had indemnities from Abengoa for certain potential losses, but such indemnities are no longer valid following the insolvency filing by Abengoa S.A. in February 2021.

In addition, during 2021 and 2022, several lawsuits were filed related to the February 2021 winter storm in Texas against among others Electric Reliability Council of Texas (“ERCOT”), two utilities in Texas and more than 230 individual power generators, including Post Oak Wind, LLC, the project company owner of Lone Star I, one of the wind assets in Vento II where we currently have a 49% equity interest. The basis for the lawsuits is that the defendants, among other things, failed to properly prepare for cold weather, including failure to implement measures and equipment to protect against cold weather, and failed to properly conduct their operations before and during the storm.

Atlantica is not a party to any other significant legal proceedings Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

While Atlantica does not expect the above noted proceedings, either individually or in combination, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

None

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6	Exhibits

Not Applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2022

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer